Raiffeisen INTERNATIONAL
Member of RZB Group

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna
Austria
Tel: + 43 171707 2089

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

9th November 2007

Reference: Raiffeisen International Bank-Holding AG
Information pursuant to Rule 12g3-2(b) for File No.82-34958

Dear Sir/Madam

Raiffeisen International Bank-Holding AG has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Please find enclosed with this letter a copy of all information required to be submitted to the Securities and Exchange Commission pursuant Rule 12g3-2(b), which we have published since we last sent you information on the 28th September 2007.

If you have any further questions please do not hesitate to contact me.

Yours faithfully,

Alisdair Swanney
Investor Relations

dw 11/16

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Raiffeisen INTERNATIONAL
Member of RZB Group

RI again with record quarter



- **Consolidated profit surges 43 per cent to 626 million euros**
- **Again record profit for the 3rd quarter 2007**
- **Strong profit growth of 61 per cent in retail customers segment**
- **Balance sheet total grows to more than 67.5 billion euros**
- **Customer base expanded to more than 13 million**
- **Cost/income ratio improves to 56.2 per cent**
- **Return on equity before tax advances to 28.0 per cent**
- **Earnings per share plus 0.62 euros to 4.40 euros**
- **Outlook and targets unchanged**

Raiffeisen International Bank-Holding AG, which is part of the Raiffeisen Zentralbank Österreich AG (RZB) Group, continued its strong organic growth course in the third quarter 2007. Consolidated profit[1] (after tax and minorities) for the first nine months of 2007 rose by 43.1 per cent to 625.7 million euros (Q3 2006: 437.4 million euros). Profit before tax went up by 46.5 per cent to 953.4 million euros (Q3 2006: 650.6 million euros), while profit after tax grew by 44.6 per cent to 736.6 million euros (Q3 2006: 509.4 million euros). *(All figures are based on International Financial Reporting Standards (IFRS).)*

Again the best quarterly result in the Group's history

Consolidated profit for the third quarter of 2007 came to 224 million euros and, excluding one-off effects from last year, was again the best quarterly result in the Group's history. It was about 16 million euros higher than in the second quarter of 2007 and 51 percent, or 76 million euros, higher than in the comparable quarter last year (Q3 2006: 148 million euros).

"This quarterly result proves once again that we are very well positioned both on a strategic as well as on an operative level. The turbulent environment on the global financial and credit markets had no substantial impact on our business model or on our growth course. Our strategic position in one of the most attractive economic growth regions enables us to continue our strong organic growth while increasing our profitability at the same time", commented Herbert Stepic, CEO of Raiffeisen International, on the results.

Return on equity reaches 28 per cent

The return on equity (ROE) before tax improved again in the third quarter and stands at 28.0 per cent. That represents an increase on the full year 2006 by 0.7 percentage points and was achieved despite unusually high profit retention due to one-off effects.

The consolidated ROE (after tax and minorities) again came to over 20 per cent. At 21.2 per cent, it was only 0.2 percentage points below the 2006 figure. In the first three quarters of 2007, earnings per share improved on the comparable period last year by 0.62 euros to 4.40 euros. Performance ratios for the full year 2007 will probably decline slightly because of the 1.2 billion euros capital increase successfully conducted by Raiffeisen International at the beginning of October 2007.

The core capital ratio (Tier 1), banking book, which is of significance for assessing financial strength, amounted to 8.3 per cent (31 December 2006: 9.8 per cent). The core capital ratio (Tier 1), including market risk, amounted to 7.7 per cent (31 December 2006: 9.0 per cent). These figures do not include proceeds from the capital increase.

"Our capital resources are comfortable and will be further improved through the proceeds from the successfully completed capital increase. We dispose of the necessary operating leeway to continue our organic growth as well as to be able to react swiftly to market opportunities when they emerge", said Martin Grüll, CFO of Raiffeisen International.

Operating result further improved

Operating earnings increased again in the third quarter compared with the preceding quarters, and the Group again achieved the best result in its history. The quarterly operating profit of 452 million euros was 15 per cent, or 59 million euros, above the second quarter of 2007 and 116 million euros above the third quarter of 2006 (Q3 2006: 336 million euros).

Altogether, operating profit came to 1,200 million euros in the first three quarters of 2007 and thus grew by 37 per cent on the same period last year (Q3 2006: 877 million euros).

Operating income increased to 2,738 million euros in the first nine months of 2007, which represents a plus on the comparable period of 2006 of 35 per cent, or 704 million euros (Q3 2006: 2,034 million euros). Net interest income, the most important income component, rose by 453 million euros to 1,704 million euros. Compared with last year, interest margins were constant in Central Europe and down slightly in Southeastern Europe, while significant increases were achieved in the CIS. Net commission income likewise shows significant growth by 35 per cent, or 234 million euros. It reached 895 million euros by September 2007, with the increase driven by consistently higher income from fees and commissions for nearly all bank products (Q3 2006: 661 million euros). The increase of trading profit was less significant, with growth on 2006 of 8 per cent, or 9 million euros, to 121 million euros (Q3 2006: 112 million euros).

Compared with the same period last year, provisioning for impairment losses rose by 6 per cent, or 13 million euros, to 242 million euros (Q3 2006: 229 million euros). Altogether, almost 60 per cent, or 139 million euros, of that was formed in the CIS, mainly due to strong loan growth in this region. At 22.8 per cent, the CIS showed by far the highest risk/earnings ratio of all the regional segments, with more than half of the provisions being portfolio-based. Actual losses (i.e. loans written off as non-recoverable) in this region stood at 14 million euros by September 2007. The other two regions registered significantly lower risk/earnings ratios of 11.8 per cent for Central Europe and 6.7 per cent for Southeastern Europe, which is also due to write-backs of previously formed provisions.

The risk/earnings ratio amounted to 14.2 per cent overall. About 70 per cent of all provisions were formed for Retail Customers, and the rest in the Corporate Customers segment. The latter also benefited from write-backs of certain relatively large provisions for impairment losses.

General administrative expenses rose by 33 per cent compared to the same period in the previous year to 1,538 million euros and hence somewhat less than operating income (Q3 2006: 1,156 million euros). The cost/income ratio came to 56.2 per cent, thus improving by 2.9 percentage points on the end of 2006 and by 0.7 percentage points on the comparable period of 2006. The share of general administrative expenses attributable to staff expenses increased by 1 percentage point to 49 per cent, which is due to higher staff costs in certain countries and an increase in the average number of employees by 14 per cent to 54,679.

Continuous strong growth of balance sheet total

Raiffeisen International again registered significant growth of its balance sheet total. At the end of September, the consolidated balance sheet total stood at 67.5 billion euros and was thus up by 21 per cent compared with the end of 2006 (55.9 billion euros). Growth in the third quarter came to just under 8 per cent, the highest rate of this year's first three quarters.

The increase on the asset side was driven by lending growth. Loans and advances to customers rose from the beginning of the year by almost 30 per cent to 45.4 billion euros on the reference date. Adjusted for impairment loss provisioning, they thus account for 66 per cent of the balance sheet total. Significant growth was registered in all regions. The loan portfolio increased the most in relative terms in the Group units of the CIS, with a plus of 36 per cent, or 3.6 billion euros. On the liability side, customer deposits rose by about 12 per cent. Increasing to 37.2 billion euros, customer deposits grew most significantly in Southeastern Europe, by 15 per cent, or 1.7 billion euros. The remaining funding was accomplished primarily by borrowing from international commercial banks. The balance sheet item deposits from banks rose by 43 per cent to 19.8 billion euros, with the RZB Group accounting for 54 per cent.

Initial consolidations and exchange rate movements had no effects worth mentioning on the balance sheet total in the first three quarters of 2007. Together, they amounted to under one per cent of growth.

Over 13 million customers served in more than 3,000 branches

Raiffeisen International welcomed its 13 millionth customer in September. Originally geared primarily to business with corporate customers, the Group began serving private individuals and small and medium-sized enterprises on a wide scale in 1999 and steadily expanded this segment. It had a total of 5.0 million customers at the end of 2004, and already 12.1 million by the end of 2006. Raiffeisen International is continuously expanding its distribution network parallel to the growing number of its customers. In Tyumen, about 2,100 kilometers east of Moscow, the 3,000th business outlet was recently officially opened.

Raiffeisen International already ranks first among international banking groups in five CEE-markets in terms of the number of business outlets (Albania, Belarus, Kosovo, Russia and Ukraine). More than half of the 3,000 branches are located in the fastest-growing banking markets of the CIS. "We have an unparalleled distribution power among international banks in the most promising banking markets in Europe", said Stepic.

As at 30 September 2007 the total network of business outlets comprised 3,023 branches (31 December 2006: 2,848). On balance Raiffeisen International opened 175 new branches in the first nine months of the year.

Since the beginning of the year the number of employees increased by 8.1 per cent to a total of 57,019.

Segment reporting

Southeastern Europe continues to make highest earnings contribution

As in the preceding quarter, the Southeastern Europe segment registered by far the largest increase in profit before tax, with a plus of almost 70 per cent, or 143 million euros, to 348 million euros (Q3 2006: 205 million euros). This is due to further improvement of cost efficiency in the region and low new allocations to provisions for impairment losses.

The Group also achieved a significant increase of earnings before tax in Central Europe by 50 per cent, or 116 million euros, to 347 million euros (Q3 2006: 231million euros). In the CIS, earnings before tax grew by 21 per cent, or 45 million euros, to 259 million euros, excluding the one-off effect of selling the minority stake in Bank TuranAlem in the third quarter of 2006 (Q3 2006: 214 million euros).

The region of Southeastern Europe contributed the most to profit before tax, with a share of 37 per cent. Central Europe was the second-largest source of earnings at 36 per cent. The CIS accounted for 27 per cent of earnings.

The shares of balance sheet assets attributable to the individual segments remained nearly unchanged in comparison with September 2006. Central Europe continued to dominate with a 41 per cent share of Group assets. That region was followed by Southeastern Europe with 32 per cent, and the CIS with 27 per cent.

Earnings in Retail Customers segment up 61 per cent

Earnings before tax in the Retail Customers segment improved by 61 per cent on the comparable period to 354 million euros (Q3 2006: 219 million euros). The return on equity increased by 2.8 percentage points to 30.6 per cent. That is primarily due to growth of operating income, which came to 37 per cent and thus outpaced that of general administrative expenses at 33 per cent. Despite continued business outlet expansion, the cost/income ratio thus improved by 2.3 percentage points to 67.2 per cent. The increase of operating income was primarily driven by net interest income (plus 38 per cent to 1,028 million euros) and net commission income, which at 572 million euros was 36 per cent higher than in the comparable period. The increase is due not least to a rise in the number of customers to over 13 million and the resulting greater business volume. As a consequence of focusing on retail business, the segment's share of total earnings grew to 37 per cent (first to third quarter of 2006: 34 per cent).

Significant gains were also registered in the Corporate Customers segment, whose earnings before tax rose on the comparable period by 48 per cent to 518 million euros (Q3 2006: 350 million euros). In addition to increased operating business - net interest income rose by 32 per cent to 570 million euros and net commission income by 33 per cent to 310 million euros - a reduction of provisioning for impairment losses by 20 per cent due to some write-backs also contributed to the improvement. The cost/income ratio was nearly unchanged at 34.5 per cent. Other operating profit also increased by 12 million euros due to more business in operating leasing. The return on equity improved by 1.2 percentage points to 32.9 per cent, which was the best ratio achieved in any segment. Business volume (based on risk assets) increased by 37 per cent year-on-year, with new business in the CIS up by more than 50 per cent. The Corporate Customer segment is still the largest profit contributor with a share of 54 per cent in profit before tax.

At 124 million euros, earnings in the Treasury segment remained 13 per cent below the year-earlier level (Q3 2006: 143 million euros). That was caused by higher general administrative expenses on largely constant operating income. While increases of earnings from operating business were achieved, the constancy of operating income resulted from a one-off positive remeasurement last year, which stemmed from a foreign exchange position taken in connection with Impexbank.

Outlook and Targets unchanged

The Corporate Customer business is again expected to make the largest contribution to overall profit in 2007. Raiffeisen International intends to intensify the focus on the mid-market segment this year. The focus within the fast developing retail division will be on further expansion of the Group's network of branch offices, the development of alternative distribution channels and the accelerated sale of asset management and insurance products.

For 2007, Raiffeisen International targets a consolidated profit of at least 750 million euros.

For the period to 2009, Raiffeisen International targets annual growth of its balance sheet total by at least 20 per cent. The largest increases should continue to come from the CIS despite the absence of Raiffeisenbank Ukraine.

For the year 2009, the management has set the goal to achieve a return on equity (ROE) before tax of more than 25 per cent, a cost/income ratio of below 58 per cent and a risk/earnings ratio of about 15 per cent.

The interim report for the third quarter 2007 can be accessed at: http://qr032007.ri.co.at. A printed copy can also be ordered at that address.

Key Data

Raiffeisen Internationaloperates one of the largest banking networks in CEE. 18 markets of Europe's growth region are covered by subsidiary banks, finance leasing companies, two representative offices and a number of other financial service providers. Over 13 million customers are attended to through more than 3,000 business outlets. Raiffeisen International is a fully consolidated subsidiary of Raiffeisen Zentralbank Österreich AG (RZB), which owns 68.5 per cent of the common stock. The balance is free float, the shares are traded on the Vienna Stock Exchange. RZB is a leading corporate and investment bank in Austria and the central institution of the Austrian Raiffeisen Banking Group, the country's largest banking group.

[1] Last year was influenced by two one-off effects, the sale of Raiffeisenbank Ukraine in the fourth quarter and the sale of a stake in Bank TuranAlem in the third quarter, whose combined positive impact on consolidated profit came to € 588 million. For the sake of better comparability with last year, these effects are not included in the comparative figures.

Furthermore, changes in the scope of consolidation – the additions of Impexbank in the second quarter of 2006 and eBanka and the disposal of Raiffeisenbank Ukraine in the fourth quarter of 2006 – had effects on earnings components. Three asset management companies and four insurance brokers were also included in the scope of consolidation at the beginning of 2007 for reasons of materiality.

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Raiffeisen INTERNATIONAL
Member of RZB Group

ad-hoc

Vienna, 8 November 2007

Raiffeisen International: Interim report for the 3rd quarter of 2007

- Consolidated profit of EUR 625.7 mn up by 43.1% year-on-year (1-9/2006 excl. one-offs: EUR 437.4 mn)
- Improved ROE before tax of 28.0% compared to 26.5% 1-9/2006 (excluding one-offs)
- Retail segment contribution of 37% due to strong growth in retail profit (1-9/2006: 34%)
- Cost/income ratio improves to 56.2% from 56.9% year-on-year
- Balance sheet total exceeds EUR 67.5 bn, a plus of 34.1% compared to 30 September 2006 and a gain of 20.8% compared to year-end 2006
- Number of customers increases to more than 13 mn and number of branches to more than 3,000
- Outlook unchanged: For 2007 we target a consolidated profit of at least EUR 750 mn

Income Statement in EUR mn	**1-9/2007**	**1-9/2006**	**7-9/2007**	**7-9/2006**
Net interest income	1,703.8	1,250.7	625.0	460.9
Provisioning for impairment losses	(242.1)	(229.3)	(88.8)	(104.3)
Net interest income after provisioning	1,461.7	1,021.4	536.2	356.6
Net commission income	895.0	660.9	322.8	245.4
Trading profit	120.8	111.9	41.4	40.5
General administrative expenses	(1,537.7)	(1,156.4)	(535.0)	(412.2)
Profit before tax	953.4	650.6	346.8	229.6
Profit after tax	736.6	509.4	259.6	175.8
Consolidated profit (after minorities)	625.7	437.4	224.3	148.2
Balance Sheet in EUR mn	**30/09/07**	**31/12/06**		
Equity (incl. minorities and profit)	5,225	4,590		
Balance sheet total	67,503	55,867		
Bank Specific Information	**30/09/07**	**31/12/06**		
Core capital ratio (Tier 1), banking book	8.3%	9.8%		
Core capital ratio (Tier 1), incl. market risk	7.7%	9.0%		
Own funds ratio	9.7%	11.0%		
Performance	**1-9/2007**	**1-9/2006**		
Return on equity (ROE) before tax	28.0%	26.5%		
Consolidated return on equity	21.2%	21.2%		
Cost/income ratio	56.2%	56.9%		
Risk/earnings ratio	14.2%	18.3%		
Earnings per share in EUR	4.40	3.78		
Resources	**30/09/07**	**31/12/06**		
Number of staff	57,019	52,732		
Business outlets	3,023	2,848		

Note: All 2006 figures are excluding the sale of the minority stake in Bank TuranAlem.

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Raiffeisen INTERNATIONAL
Member of RZB Group

IR-Release

Vienna, 8 November 2007

Raiffeisen International again with record quarter

- **Consolidated profit surges 43 per cent to 626 million euros**
- **Again record profit for the 3rd quarter 2007**
- **Strong profit growth of 61 per cent in retail customers segment**
- **Balance sheet total grows to more than 67.5 billion euros**
- **Customer base expanded to more than 13 million**
- **Cost/income ratio improves to 56.2 per cent**
- **Return on equity before tax advances to 28.0 per cent**
- **Earnings per share plus 0.62 euros to 4.40 euros**
- **Outlook and targets unchanged**

Raiffeisen International Bank-Holding AG, which is part of the Raiffeisen Zentralbank Österreich AG (RZB) Group, continued its strong organic growth course in the third quarter 2007. **Consolidated profit**[1] (after tax and minorities) for the first nine months of 2007 rose by 43.1 per cent to 625.7 million euros (Q3 2006: 437.4 million euros). **Profit before tax** went up by 46.5 per cent to 953.4 million euros (Q3 2006: 650.6 million euros), while **profit after tax** grew by 44.6 per cent to 736.6 million euros (Q3 2006: 509.4 million euros). (All figures are based on International Financial Reporting Standards (IFRS).)

Again the best quarterly result in the Group's history

Consolidated profit for the third quarter of 2007 came to 224 million euros and, excluding one-off effects from last year, was again the best quarterly result in the Group's history. It was about 16 million euros higher than in the second quarter of 2007 and 51 percent, or 76 million euros, higher than in the comparable quarter last year (Q3 2006: 148 million euros).

"This quarterly result proves once again that we are very well positioned both on a strategic as well as on an operative level. The turbulent environment on the global financial and credit markets had no substantial impact on our business model or on our growth course. Our strategic position in one of the most attractive economic growth regions enables us to continue our strong organic growth while increasing our profitability at the same time", commented Herbert Stepic, CEO of Raiffeisen International, on the results.

Return on equity reaches 28 per cent

The **return on equity (ROE) before tax** improved again in the third quarter and stands at 28.0 per cent. That represents an increase on the full year 2006 by 0.7 percentage points and was achieved despite unusually high profit retention due to one-off effects.

The **consolidated ROE** (after tax and minorities) again came to over 20 per cent. At 21.2 per cent, it was only 0.2 percentage points below the 2006 figure. In the first three quarters of 2007, **earnings per share** improved on the comparable period last year by 0.62 euros to 4.40 euros. Performance ratios for the full year 2007 will probably decline slightly because of the 1.2 billion euros capital increase successfully conducted by Raiffeisen International at the beginning of October 2007.

The **core capital ratio (Tier 1), banking book**, which is of significance for assessing financial strength, amounted to 8.3 per cent (31 December 2006: 9.8 per cent). The **core capital ratio (Tier 1), including market risk**, amounted to 7.7 per cent (31 December 2006: 9.0 per cent). These

figures do not include proceeds from the capital increase.

"Our capital resources are comfortable and will be further improved through the proceeds from the successfully completed capital increase. We dispose of the necessary operating leeway to continue our organic growth as well as to be able to react swiftly to market opportunities when they emerge", said Martin Grüll, CFO of Raiffeisen International.

Operating result further improved

Operating earnings increased again in the third quarter compared with the preceding quarters, and the Group again achieved the best result in its history. The **quarterly operating profit** of 452 million euros was 15 per cent, or 59 million euros, above the second quarter of 2007 and 116 million euros above the third quarter of 2006 (Q3 2006: 336 million euros).

Altogether, **operating profit** came to 1,200 million euros in the first three quarters of 2007 and thus grew by 37 per cent on the same period last year (Q3 2006: 877 million euros).

Operating income increased to 2,738 million euros in the first nine months of 2007, which represents a plus on the comparable period of 2006 of 35 per cent, or 704 million euros (Q3 2006: 2,034 million euros). **Net interest income**, the most important income component, rose by 453 million euros to 1,704 million euros. Compared with last year, interest margins were constant in Central Europe and down slightly in Southeastern Europe, while significant increases were achieved in the CIS. **Net commission income** likewise shows significant growth by 35 per cent, or 234 million euros. It reached 895 million euros by September 2007, with the increase driven by consistently higher income from fees and commissions for nearly all bank products (Q3 2006: 661 million euros). The increase of **trading profit** was less significant, with growth on 2006 of 8 per cent, or 9 million euros, to 121 million euros (Q3 2006: 112 million euros).

Compared with the same period last year, **provisioning for impairment losses** rose by 6 per cent, or 13 million euros, to 242 million euros (Q3 2006: 229 million euros). Altogether, almost 60 per cent, or 139 million euros, of that was formed in the CIS, mainly due to strong loan growth in this region. At 22.8 per cent, the CIS showed by far the highest risk/earnings ratio of all the regional segments, with more than half of the provisions being portfolio-based. Actual losses (i.e. loans written off as non-recoverable) in this region stood at 14 million euros by September 2007. The other two regions registered significantly lower risk/earnings ratios of 11.8 per cent for Central Europe and 6.7 per cent for Southeastern Europe, which is also due to write-backs of previously formed provisions.

The **risk/earnings ratio** amounted to 14.2 per cent overall. About 70 per cent of all provisions were formed for Retail Customers, and the rest in the Corporate Customers segment. The latter also benefited from write-backs of certain relatively large provisions for impairment losses.

General administrative expenses rose by 33 per cent compared to the same period in the previous year to 1,538 million euros and hence somewhat less than operating income (Q3 2006: 1,156 million euros). The cost/income ratio came to 56.2 per cent, thus improving by 2.9 percentage points on the end of 2006 and by 0.7 percentage points on the comparable period of 2006. The share of general administrative expenses attributable to **staff expenses** increased by 1 percentage point to 49 per cent, which is due to higher staff costs in certain countries and an increase in the average number of employees by 14 per cent to 54,679.

Continuous strong growth of balance sheet total

Raiffeisen International again registered significant growth of its balance sheet total. At the end of September, the consolidated **balance sheet total** stood at 67.5 billion euros and was thus up by 21 per cent compared with the end of 2006 (55.9 billion euros). Growth in the third quarter came to just under 8 per cent, the highest rate of this year's first three quarters.

The increase on the asset side was driven by lending growth. **Loans and advances to customers** rose from the beginning of the year by almost 30 per cent to 45.4 billion euros on the reference date. Adjusted for impairment loss provisioning, they thus account for 66 per cent of the balance sheet total. Significant growth was registered in all regions. The loan portfolio increased the most in relative

terms in the Group units of the CIS, with a plus of 36 per cent, or 3.6 billion euros. On the liability side, **customer deposits** rose by about 12 per cent. Increasing to 37.2 billion euros, customer deposits grew most significantly in Southeastern Europe, by 15 per cent, or 1.7 billion euros. The remaining funding was accomplished primarily by borrowing from international commercial banks. The balance sheet item **deposits from banks** rose by 43 per cent to 19.8 billion euros, with the RZB Group accounting for 54 per cent.

Initial consolidations and exchange rate movements had no effects worth mentioning on the balance sheet total in the first three quarters of 2007. Together, they amounted to under one per cent of growth.

Over 13 million customers served in more than 3,000 branches

Raiffeisen International welcomed its 13 millionth customer in September. Originally geared primarily to business with corporate customers, the Group began serving private individuals and small and medium-sized enterprises on a wide scale in 1999 and steadily expanded this segment. It had a total of 5.0 million customers at the end of 2004, and already 12.1 million by the end of 2006. Raiffeisen International is continuously expanding its distribution network parallel to the growing number of its customers. In Tyumen, about 2,100 kilometers east of Moscow, the 3,000th business outlet was recently officially opened.

Raiffeisen International already ranks first among international banking groups in five CEE-markets in terms of the number of business outlets (Albania, Belarus, Kosovo, Russia and Ukraine). More than half of the 3,000 branches are located in the fastest-growing banking markets of the CIS. "We have an unparalleled distribution power among international banks in the most promising banking markets in Europe", said Stepic.

As at 30 September 2007 the total network of business outlets comprised 3,023 branches (31 December 2006: 2,848). On balance Raiffeisen International opened 175 new branches in the first nine months of the year.

Since the beginning of the year the number of employees increased by 8.1 per cent to a total of 57,019.

Segment reporting

Southeastern Europe continues to make highest earnings contribution

As in the preceding quarter, the **Southeastern Europe** segment registered by far the largest increase in profit before tax, with a plus of almost 70 per cent, or 143 million euros, to 348 million euros (Q3 2006: 205 million euros). This is due to further improvement of cost efficiency in the region and low new allocations to provisions for impairment losses.

The Group also achieved a significant increase of earnings before tax in **Central Europe** by 50 per cent, or 116 million euros, to 347 million euros (Q3 2006: 231million euros). In the **CIS**, earnings before tax grew by 21 per cent, or 45 million euros, to 259 million euros, excluding the one-off effect of selling the minority stake in Bank TuranAlem in the third quarter of 2006 (Q3 2006: 214 million euros).

The region of Southeastern Europe contributed the most to profit before tax, with a share of 37 per cent. Central Europe was the second-largest source of earnings at 36 per cent. The CIS accounted for 27 per cent of earnings.

The shares of balance sheet assets attributable to the individual segments remained nearly unchanged in comparison with September 2006. Central Europe continued to dominate with a 41 per cent share of Group assets. That region was followed by Southeastern Europe with 32 per cent, and the CIS with 27 per cent.

Earnings in Retail Customers segment up 61 per cent

Earnings before tax in the **Retail Customers** segment improved by 61 per cent on the comparable period to 354 million euros (Q3 2006: 219 million euros). The return on equity increased by 2.8 percentage points to 30.6 per cent. That is primarily due to growth of operating income, which came to 37 per cent and thus outpaced that of general administrative expenses at 33 per cent. Despite continued business outlet expansion, the cost/income ratio thus improved by 2.3 percentage points to 67.2 per cent. The increase of operating income was primarily driven by net interest income (plus 38 per cent to 1,028 million euros) and net commission income, which at 572 million euros was 36 per cent higher than in the comparable period. The increase is due not least to a rise in the number of customers to over 13 million and the resulting greater business volume. As a consequence of focusing on retail business, the segment's share of total earnings grew to 37 per cent (first to third quarter of 2006: 34 per cent).

Significant gains were also registered in the **Corporate Customers** segment, whose earnings before tax rose on the comparable period by 48 per cent to 518 million euros (Q3 2006: 350 million euros). In addition to increased operating business – net interest income rose by 32 per cent to 570 million euros and net commission income by 33 per cent to 310 million euros – a reduction of provisioning for impairment losses by 20 per cent due to some write-backs also contributed to the improvement. The cost/income ratio was nearly unchanged at 34.5 per cent. Other operating profit also increased by 12 million euros due to more business in operating leasing. The return on equity improved by 1.2 percentage points to 32.9 per cent, which was the best ratio achieved in any segment. Business volume (based on risk assets) increased by 37 per cent year-on-year, with new business in the CIS up by more than 50 per cent. The Corporate Customer segment is still the largest profit contributor with a share of 54 per cent in profit before tax.

At 124 million euros, earnings in the **Treasury** segment remained 13 per cent below the year-earlier level (Q3 2006: 143 million euros). That was caused by higher general administrative expenses on largely constant operating income. While increases of earnings from operating business were achieved, the constancy of operating income resulted from a one-off positive remeasurement last year, which stemmed from a foreign exchange position taken in connection with Impexbank.

Outlook and Targets unchanged

The Corporate Customer business is again expected to make the largest contribution to overall profit in 2007. Raiffeisen International intends to intensify the focus on the mid-market segment this year. The focus within the fast developing retail division will be on further expansion of the Group's network of branch offices, the development of alternative distribution channels and the accelerated sale of asset management and insurance products.

For 2007, Raiffeisen International targets a consolidated profit of at least 750 million euros.

For the period to 2009, Raiffeisen International targets annual growth of its balance sheet total by at least 20 per cent. The largest increases should continue to come from the CIS despite the absence of Raiffeisenbank Ukraine.

For the year 2009, the management has set the goal to achieve a return on equity (ROE) before tax of more than 25 per cent, a cost/income ratio of below 58 per cent and a risk/earnings ratio of about 15 per cent.

* * * * *

The interim report for the third quarter 2007 can be accessed at: http://qr032007.ri.co.at. A printed copy can also be ordered at that address.

* * * * *

Raiffeisen International operates one of the largest banking networks in CEE. 18 markets of Europe's growth region are covered by subsidiary banks, finance leasing companies, two representative offices and a number of other financial service providers. Over 13 million customers are attended to through more than 3,000 business outlets. Raiffeisen International is a fully consolidated subsidiary of **Raiffeisen Zentralbank Österreich AG (RZB)**, which owns 68.5 per cent of the common stock. The balance is free float, the shares are traded on the Vienna Stock Exchange.

RZB is a leading corporate and investment bank in Austria and the central institution of the Austrian Raiffeisen Banking Group, the country's largest banking group.

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[1] Last year was influenced by two one-off effects, the sale of Raiffeisenbank Ukraine in the fourth quarter and the sale of a stake in Bank TuranAlem in the third quarter, whose combined positive impact on consolidated profit came to € 588 million. For the sake of better comparability with last year, these effects are not included in the comparative figures.

Furthermore, changes in the scope of consolidation – the additions of Impexbank in the second quarter of 2006 and eBanka and the disposal of Raiffeisenbank Ukraine in the fourth quarter of 2006 – had effects on earnings components. Three asset management companies and four insurance brokers were also included in the scope of consolidation at the beginning of 2007 for reasons of materiality.

Raiffeisen INTERNATIONAL
Member of RZB Group

RI serves over 13 mio. clients

- **3,000th business outlet officially opened**
- **Largest sales-network of any western banking group in CEE**
- **Comprehensive branch expansion program in place**
- **Branches are still the primary sales channel in CEE**
- **Especially strong presence in fast-growing economies of the CIS**

Raiffeisen International Bank-Holding AG, listed subsidiary of the Raiffeisen Zentralbank Österreich AG (RZB) Group, officially opens its 3,000th business outlet in Central and Eastern Europe (CEE) today. The branch is located in the Russian city of Tyumen, the capital of the Tyumen Oblast in the Urals Federal District, about 2,100 km east of Moscow. Tyumen is an important centre for the gas and oil industries in Russia and has a population of more than 500,000.

Like every regional branch of Raiffeisenbank, the Tyumensky branch will offer the full range of services to both corporate and individual clients, including the product range of all Raiffeisen affiliate companies in Russia (Raiffeisen-Leasing, Non-State Pension Fund Raiffeisen and Raiffeisen Capital Asset Management Company).

The opening of the 3,000th branch marks yet another milestone in the successful development of Raiffeisen International. It is also a symbol of the rapid pace with which the company expands its sales-network, especially considering the fact that the network only comprised 185 branches at the end of 2000. "We offer the largest sales network of all international banking groups in CEE. This distribution power provides us with a valuable competitive edge", said Herbert Stepic, CEO of Raiffeisen International.

Reflecting that distribution power, Raiffeisen International has welcomed its 13 millionth customer at the end of September. Having had its initial focus on corporate customers until 1999, the group started region-wide business with retail customers in that year and continuously expanded it to five million customers in 2004 and 12.1 million at year-end 2006. On average, 100,000 customers turn to Raiffeisen each month.

In the first six months of 2007, Raiffeisen International opened 108 new branches on balance, which is an average of about four branches per week, to a total of 2,956.

Branches are the primary and most important sales channel in CEE-banking, as the average banking customer in CEE still favours the personal touch in a relationship with his or her bank. "People put a lot more trust in their local bank branch and the advisors that staff them. It is well known that branch proximity is the single most important factor to customers when choosing a bank. Not only do branches serve as magnets for attracting new customers to Raiffeisen but they also provide valuable support in increasing awareness of the Raiffeisen brand which directly impacts sales", said Aris Bogdaneris, Board Member at Raiffeisen International in charge of Retail Banking.

Raiffeisen International already ranks first among international banking groups in five CEE-markets in terms of the number of business outlets (Albania, Belarus, Kosovo, Russia and Ukraine). More than half of the 3,000 branches are located in the fastest-growing banking markets of the CIS. "We have an unparalleled distribution power among international banks in the most promising banking markets in Europe", added Stepic.

Especially the Russian banking market grows vigorously. In the first six months of 2007, total banking assets grew by 22.1 per cent to 495.3 billion euros (2006: 405.7 billion euros). This growth momentum is also reflected by the rapid development of Raiffeisenbank Austria, Moscow. At year-end 2002, it ranked only sixth in the network of Raiffeisen International with total assets of 1.28 billion euros. At year end 2006, it was already the largest bank of the group with total assets amounting to

8.15 billion euros.

According to a CEE-banking market forecast model published by Raiffeisen Research, the banking sector in the CIS should grow by an average of 19.5 per cent per annum until the year 2016, compared with 15.4 per cent p.a. for Southeastern Europe and 14.0 per cent p.a. for Central Europe. At the end of 2006, the aggregated total banking assets in the CIS amounted to 469 billion euros, and they are forecast to surpass the trillion-euros mark in 2010. By 2016, this figure is forecast to grow to 2,650 billion euros.

Raiffeisen Internationaloperates the largest banking network in CEE. 18 markets of Europe's growth region are covered by subsidiary banks, finance leasing companies, two representative offices and a number of other financial service providers. Over 13 million customers are attended to through 3,000 business outlets. Raiffeisen International is a fully consolidated subsidiary of Raiffeisen Zentralbank Österreich AG (RZB), which owns 68.5 per cent of the common stock. The balance is free float, the shares are traded on the Vienna Stock Exchange. RZB is a leading corporate and investment bank in Austria and the central institution of the Austrian Raiffeisen Banking Group, the country's largest banking group.


INTERNATIONAL
Member of RZB Group

Third Quarter Report 2007



Central and Eastern Europe á la carte

In our 2006 annual report, we invited you to discover cuisines of Raiffeisen Bank's home markets. The cover page of this third quarter report shows roast leg of lamb with lemon, a favorite dish in Albania.

Would you like to take a culinary journey to the fascinating world of Central and Eastern Europe? At http://qr032007.ri.co.at under "Culinary Delicacies," you will find background information and selected recipes for specialties from this region.

Survey of Key Data

Raiffeisen International Group *Monetary values in € mn*	**2007**	**2006** excl. one-offs[1]	**Change** excl. one-offs[1]	**2006** incl. one-offs[1]
Income statement	**1/1-30/9**	**1/1-30/9**		**1/1-30/9**
Net interest income after provisioning	1,461.7	1,021.4	43.1%	1,021.4
Net commission income	895.0	660.9	35.4%	660.9
Trading profit	120.8	111.9	8.0%	111.9
General administrative expenses	(1,537.7)	(1,156.4)	33.0%	(1,156.4)
Profit before tax	953.4	650.6	46.5%	752.6
Profit after tax	736.6	509.4	44.6%	611.3
Consolidated profit (after minorities)	625.7	437.4	43.1%	539.3
Balance sheet	**30/9**	**31/12**		**31/12**
Loans and advances to banks	10,165	8,202	23.9%	8,202
Loans and advances to customers	45,368	35,043	29.5%	35,043
Deposits from banks	19,770	13,814	43.1%	13,814
Deposits from customers	37,170	33,156	12.1%	33,156
Equity (incl. minorities and profit)	5,225	4,590	13.9%	4,590
Balance sheet total	67,503	55,867	20.8%	55,867
Performance	**1/1-30/9**	**1/1-31/12**		**1/1-31/12**
Return on equity before tax	28.0%	27.3%	0.7 PP	45.4%
Return on equity after tax	21.6%	21.0%	0.6 PP	39.1%
Consolidated return on equity (after minorities)	21.2%	21.4%	(0.2) PP	42.6%
Cost/income ratio	56.2%	59.1%	(2.9) PP	591%
Return on assets before tax	2.12%	1.90%	0.22 PP	3.15%
Net provisioning ratio (risk-weighted assets)	0.79%	0.97%	(0.18) PP	0.97%
Risk/earnings ratio	14.2%	17.5%	(3.3) PP	17.5%
Regulatory information[2]	**30/9**	**31/12**		**31/12**
Risk-weighted assets, incl. market risk	48,117	41,052	17.2%	41,052
Total own funds	4,652	4,513	3.1%	4,513
Own funds requirement	3,849	3,284	17.2%	3,284
Excess cover	20.9%	37.5%	(16.6) PP	37.5%
Core capital ratio (Tier 1), banking book	8.3%	9.8%	(1.5) PP	9.8%
Core capital ratio (Tier 1), incl. market risk	7.7%	9.0%	(1.3) PP	9.0%
Own funds ratio	9.7%	11.0%	(1.3) PP	11.0%
Stock data	**30/9**	**30/9**		**30/9**
Earnings per share in €	4.40	3.78	0.62 €	3.78
Price in €	102.50	84.00	22.0%	84.00
High (closing price) in €	122.50	84.00	45.8%	84.00
Low (closing price) in €	98.91	55.20	79.2%	55.20
Number of shares outstanding in mn	142.77	142.77	–	142.77
Market capitalization	14,634	11,992	22.0%	11,992
Resources	**30/9**	**31/12**		**31/12**
Number of employees on balance sheet date	57,019	52,732	8.1%	52,732
Number of business outlets	3,023	2,848	6.1%	2,848

1) One-off effects of selling Raiffeisenbank Ukraine and the minority stake in Bank TuranAlem

2) Calculated according to the Austrian Banking Act (Bankwesengesetz, BWG). Raiffeisen International as part of the RZB Group is not subject to the Austrian Banking Act.

Highlights

Quarterly earnings continue at record level

Consolidated profit for the third quarter of 2007 came to € 224 million and, excluding one-off effects from last year, was again the best quarterly result in the Group's history. It was about € 16 million higher than in the second quarter of 2007 and 51 percent, or € 76 million, higher than in the comparable quarter last year. Altogether, consolidated profit came to € 626 million in the first three quarters and thus grew by about 43 per cent.

Over 13 million customers served in more than 3,000 branches

Raiffeisen International welcomed its 13 millionth customer in September. Originally geared primarily to business with corporate customers, the Group began serving private individuals and small to medium-sized businesses on a wide scale in 1999 and steadily expanded this segment. It had a total of 5 million customers at the end of 2004, and already 12.1 million by the end of 2006. Raiffeisen International is continuously expanding its distribution network parallel to the growing number of its customers. In Tyumen, about 2,100 kilometers east of Moscow, the 3,000th business outlet was officially opened in Central and Eastern Europe (CEE) recently. The city is an important center for the Russian oil and gas industry and has more than 500,000 inhabitants.

Capital increase successfully placed

A total of 11,897,500 new shares of Raiffeisen International were placed on 5 October 2007 at a price of € 104.00. The offering consisted of a subscription offering and an offering of those new shares from the capital increase for which the subscription rights were not exercised. These shares, offered nationally and internationally in the framework of a public offering in Austria and by way of private placements, were doubly subscribed. With issue proceeds of € 1.24 billion, the capital increase was one of the largest transactions of this kind in Austrian economic history. The company's reinforced capital base is the foundation for further organic growth in Central and Eastern Europe and for selective acquisitions.

Contents

Overview of Raiffeisen International	3
Raiffeisen International Stock (with Report on Capital Increase)	4
Business Development (with Outlook and Targets)	7
Segment Reports	17
Consolidated Financial Statements	23
Income Statement	23
Profit Development	24
Balance Sheet	25
Statement of Changes in Equity	26
Cash Flow Statement	27
Notes	27
Financial Calendar/Publication Details/Disclaimer	46

Overview of Raiffeisen International

Raiffeisen International is one of the leading banking groups in Central and Eastern Europe. The focus of its activities is on retail and corporate business. Altogether, Raiffeisen International's network comprised 17 banks and numerous leasing companies in 16 markets at the end of September 2007. Furthermore, it has representative offices in the Republic of Moldavia and in Lithuania. Measured in terms of balance sheet totals, its network banks are among the top three banks in nine markets. Raiffeisen International is the leading Western-owned banking group in the Commonwealth of Independent States (CIS). As of 30 September 2007, it had altogether more than 57,000 employees serving 13.1 million customers at 3,023 business outlets.

Network banks of Raiffeisen International

Data as of 30 September 2007	***Balance sheet total in € mn***	***Change****	***Business outlets***	***Number of employees***
Albania, Raiffeisen Bank Sh.a.	*1,847*	*3.6%*	*95*	*1,347*
Belarus, Priorbank, OAO	*932*	*15.3%*	*76*	*1,845*
Bosnia and Herzegovina, Raiffeisen Bank d.d.	*1,919*	*20.5%*	*89*	*1,466*
Bulgaria, Raiffeisenbank (Bulgaria) EAD	*3,324*	*36.4%*	*139*	*2,654*
Croatia, Raiffeisenbank Austria d.d.	*4,879*	*5.2%*	*56*	*1,918*
Czech Republic, eBanka, a.s.	*854*	*6.8%*	*61*	*553*
Czech Republic, Raiffeisenbank a.s.	*4,139*	*26.9%*	*55*	*1,773*
Hungary, Raiffeisen Bank Zrt.	*7,774*	*23.5%*	*125*	*3,026*
Kosovo, Raiffeisen Bank Kosovo S.A.	*452*	*21.3%*	*35*	*545*
Poland, Raiffeisen Bank Polska S.A.	*4,095*	*2.1%*	*94*	*2,270*
Romania, Raiffeisen Bank S.A.	*5,097*	*9.8%*	*382*	*5,506*
Russia, OAO Impexbank	*1,880*	*4.1%*	*193*	*4,607*
Russia, ZAO Raiffeisenbank Austria	*8,768*	*35.7%*	*55*	*3,957*
Serbia, Raiffeisen banka a.d.	*2,471*	*12.0%*	*80*	*1,950*
Slovakia, Tatra banka, a.s.	*6,956*	*14.9%*	*150*	*3,463*
Slovenia, Raiffeisen Banka d.d.	*1,215*	*26.8%*	*14*	*346*
Ukraine, VAT Raiffeisen Bank Aval	*5,912*	*38.0%*	*1,262*	*17,805*
Subtotal, network banks	***62,515***	***19.3%***	***2,961***	***55,031***
Raiffeisen-Leasing International (subgroup)	*4,050*	*30.5%*	*56*	*1,439*
Other/consolidation	*938*	*163.7%*	*6*	*549*
Total, Raiffeisen International	***67,503***	***20.8%***	***3,023***	***57,019***

** Change of balance sheet total versus 31 December 2006. Growth in local currencies differs due to euro exchange rates.*

Raiffeisen International is listed on the Vienna Stock Exchange. Raiffeisen Zentralbank Österreich AG (RZB) is its principal shareholder with a 68.5 per cent stake. The remaining 31.5 per cent is in free float. RZB is Austria's third-largest bank with a balance sheet total of € 126.1 billion as of 30 June 2007 and is the central institution of Raiffeisen Bankengruppe (RBG), the largest banking group in Austria.

Raiffeisen International Stock

High volatility in international stock markets

Global stock markets entered the third quarter as strongly as they ended the first half of 2007. At the same time, however, a veritable crisis arose in other financial markets but initially showed negative effects only on stocks in the financial sector. But from the second half of July onward, market participants became more and more concerned about the extent to which growing risk aversion as well as worries about consumption and the economic situation in the United States would eventually also leave their mark on the broader stock market. As a result, stocks were sold off worldwide and with little regard for differentiation according to sectors.

With the prospect of one or more interest rate cuts by the US Federal Reserve Bank and no further interest rate hikes for the time being by the European Central Bank, confidence on the stock market rose again in the further course of the quarter. Market sentiment soon rallied appreciably, earlier and more strongly than in other asset classes. Contributing positively to this brightening of sentiment were the quarterly reports of some leading US investment banks released in the second half of September that were largely poor but still significantly better than generally pessimistic analysts had expected or feared. As a result, the most important US stock indices were approaching their highest levels in years or even all-time highs by the end of the third quarter. European stock indices followed this upward trend.

Price performance compared with ATX and DJ EURO STOXX Banks



Index base = € 32.50 (issue price)
€ 130
€ 120
€ 110
€ 100
€ 90
€ 80
€ 70
€ 60
€ 50
€ 40
€ 30
Apr/05 May/05 Jun/05 Jul/05 Aug/05 Sep/05 Oct/05 Nov/05 Dec/05 Jan/06 Feb/06 Mar/06 Apr/06 May/06 Jun/06 Jul/06 Aug/06 Sep/06 Oct/06 Nov/06 Dec/06 Jan/07 Feb/07 Mar/07 Apr/07 May/07 Jun/07 Jul/07 Aug/07 Sep/07 Oct/07
Raiffeisen International
ATX (relative to RI)
DJ EURO STOXX Banks (relative to RI)

Raiffeisen International stock in the third quarter

In the third quarter, Raiffeisen International stock continued its sideways movement since the beginning of the year in a range between about € 100 and € 122. In July, the stock price was still quoting near its previous high. With the worsening of the mortgage crisis in the United States, bank stocks came under heavy pressure worldwide. European stocks of the financial sector also registered price losses, in some cases by double-digit percentages. Raiffeisen International stock was also not able to avoid that development, although there were no specific reasons for it. The stock's price performance was similar to that of the two benchmark indices, the ATX and the DJ EURO STOXX Banks.

The firming of plans for the capital increase with the publication of the company's semi-annual report was likely to have had a dampening influence on the price of Raiffeisen International stock. The closing price on 28 September 2007, the last trading day of the third quarter, was € 102.50. By the copy deadline for this report on 6 November 2007, the price advanced to € 107.97.

Capital increase lays foundation for further growth

Raiffeisen International's first capital increase after its IPO in 2005 was successful despite the turbulent environment on the international financial markets. During the subscription period, the stock price advanced from € 102.90 on 14 September 2007 to € 105.25 on 3 October 2007. The number of new shares issued came to 11,897,500 at a price of € 104.00. The subscription and offering price thus remained € 1.25, or 1.2 per cent, below the closing price of 3 October 2007. The total proceeds from the transaction came to € 1.24 billion and lays a solid foundation for further organic growth and selective acquisitions in the fast-growing markets of Central and Eastern Europe. The new shares are fully entitled to dividend payments for 2007. The transaction increased the number of outstanding shares to a total of 154,667,500.

About 24.5 per cent of existing shareholders not including principal shareholder Raiffeisen Zentralbank Österreich AG exercised their subscription rights. About 4.5 million new shares were thus offered to individual and institutional investors via a public offering in Austria and to institutional investors worldwide in the framework of private placements. At the end of the subscription period, the resulting order book for these shares was approximately two times subscribed. Accordingly, the allotment had to be reduced. Individual customers of Austrian Raiffeisenbanks received a preferred allotment of up to 100 new shares. The allotment ratio for orders exceeding that and for orders from private customers of other Austrian banks and savings institutions was about 60 per cent. Altogether, about 170,000 new shares were allotted to Austrian retail investors.

The closing price of Raiffeisen International stock advanced to € 116.15 by 5 October 2007, the first trading day of the new shares on the Vienna Stock Exchange.

RZB remains strong principal shareholder

Raiffeisen International's principal shareholder, RZB, held 70.0 per cent of the stock before the capital increase. It exercised part of its subscription rights indirectly through a wholly owned subsidiary named Cembra Beteiligungs GmbH, which subscribed 5.9 million shares. The RZB group holds 68.5 per cent of Raiffeisen International stock after the capital increase. Free float accordingly increased from 30.0 per cent to 31.5 per cent as a result of the capital increase.

RZB thus underscored its continued strong link to Raiffeisen International. However, it made an increase of the free float by about 1.5 percentage points possible by not fully exercising the subscription rights to which it was entitled. Increased liquidity also makes the stock additionally attractive.

Communication with the capital market

With the beginning of the subscription period for the new shares, a two-week roadshow started in Vienna and proceeded through Germany, Switzerland, France, Great Britain, and the United States. Altogether, contact was made with 250 institutional investors in about 50 one-on-ones and 10 group presentations. In addition, several telephone and video conferences were held in the framework of the roadshow.

The new shares met with lively interest on the part of Austrian investors and international institutional investors. Of the new shares remaining after the exercise of RZB's subscription rights, 24.5 per cent were taken up by way of subscription rights. Institutional investors in Austria received about 16 per cent of the remaining shares. Just under 29 per cent went to institutional investors in Great Britain. Institutional investors domiciled in other countries, primarily in Western Europe as well as in the United States and in Asia, received about 28 per cent. About 3 per cent of the remaining new shares were allotted to retail investors in Austria.

Stock data and details

Closing price on 30 September 2007	*€ 102.50*
High/low (closing prices) in Q3 2007	*€ 122.50/€ 99.87*
Earnings per share from 1/1/07 to 30/9/07	*€ 4.40*
Market capitalization as of 30 September 2007	*€ 14.6 billion*
Avg. daily trading volume (single counting) in Q3 2007	*288,353 shares*
Stock exchange turnover (single counting) in Q3 2007	*€ 1.990 billion*
Free float after capital increase	*31.5%*

ISIN	*AT0000606306*
Ticker symbols	*RIBH (Vienna Stock Exchange)* *RIBH AV (Bloomberg)* *RIBH.VI (Reuters)*
Market segment	*Prime Market*
Issue price per old share (25 April 2005)	*€ 32.50*
Issue price per new share (4 October 2007)	*€104.00*
Number of shares outstanding after capital increase	*154,667,500*

Investor Relations contact

E-mail: investor.relations@ri.co.at, Internet: www.ri.co.at → Investor Relations
Phone: +43 (1) 71 707 2089, Fax: +43 (1) 71 707 2138

Raiffeisen International Bank-Holding AG, Investor Relations
Am Stadtpark 9, 1030 Vienna, Austria

Business Development

Dynamic organic growth continued

As in the previous quarters, Raiffeisen International stayed on track with respect to volume and earnings growth in the third quarter of 2007. At the end of the first three quarters of 2007, *consolidated profit* stood at € 626 million, which is a plus of 43 per cent, or € 188 million, on the comparable period last year (excluding one-off effects). The increase is solely due to organic development, while changes in the scope of consolidation resulted in a minus of about € 10 million.

In relative terms, the increase of *consolidated* profit derives in almost equal parts from *net interest income*, with a plus of 36 per cent to € 1,704 million, and from *net commission income*, with a plus of 35 *per cent* to € 895 million. Viewed regionally, the increase after the first nine months of 2007 was greatest in Southeastern Europe at 70 per cent. In Central Europe, earnings before tax rose by almost half, while earnings growth in the Commonwealth of Independent States (CIS) amounted to 21 per cent.

Last year was influenced by two one-off effects, the sale of the minority stake in *Bank TuranAlem* in the third quarter and the sale of *Raiffeisenbank Ukraine* in the fourth quarter, whose combined positive impact on consolidated profit came to € 588 million. For the sake of better comparability with last year, these effects are not included in the comparative figures in this chapter.

Furthermore, changes in the scope of consolidation – the additions of *Impexbank* in the second quarter of 2006 and *eBanka* and the disposal of *Raiffeisenbank Ukraine* in the fourth quarter of 2006 – had effects on earnings components. Three asset management companies and four insurance brokers were also included in the scope of consolidation at the beginning of 2007 for reasons of materiality.

Return on equity reaches 28.0 per cent

The return on equity (ROE) before tax improved again in the third quarter and now stands at 28.0 per cent. That represents an increase on the full year 2006 by 0.7 percentage points and was achieved despite unusually high profit retention due to one-off effects (average equity rose as a result by 40 per cent to € 4,548 million).

The consolidated ROE (after tax and minorities) again came to over 20 per cent. At 21.2 per cent, it was only 0.2 percentage points below the 2006 figure. In the first three quarters of 2007, earnings per share improved on the comparable period last year by € 0.62 to € 4.40. Performance ratios for the full year 2007 will probably decline slightly because of the € 1.2 billion capital increase successfully conducted by Raiffeisen International at the beginning of October 2007.

Improved cost/income ratio

The cost/income ratio amounted to 56.2 per cent after the first three quarters, improving in comparison with both the third quarter of last year (56.9 per cent) and the end of 2006 (59.1 per cent). *Operating income* rose on the comparable period of 2006 by 35 per cent, or € 704 million, to € 2,738 million. In addition to the already mentioned significant increases of net interest income (36 per cent) and net commission income (35 per cent), trading profit rose by only a moderate 8 per cent to € 121 million due to special effects in the preceding year. Changes in the scope of consolidation had a positive impact of € 29 million on operating income.

General administrative expenses grew year-on-year by 33 per cent, or € 381 million, to € 1,538 million. Changes in the scope of consolidation are responsible for about € 40 million of that. The organically driven increase therefore came to 29 per cent. Staff expenses, which grew by 36 per cent to € 759 million, were the main reason for this. The rise in the number of employees due to branch expansion was accompanied by significant salary increases in some cities and regions.

Earnings in Retail Customers segment up 61 per cent

Earnings before tax in the *Retail Customers* segment improved by 61 per cent on the comparable period to € 354 million. The return on equity increased by 2.8 percentage points to 30.6 per cent. That is primarily due to growth of operating income, which came to 37 per cent and thus outpaced that of general administrative expenses at 33 per cent. Despite continued business outlet expansion, the cost/income ratio thus improved by 2.3 percentage points to 67.2 per cent. The increase of operating income was primarily driven by net interest income (plus 38 per cent to € 1,028 million) and net commission income, which at € 572 million was 36 per cent higher than in the comparable period. The increase is due not least to a rise in the number of customers to over 13 million and the resulting greater business volume. As a consequence of focusing on retail business, the segment's share of total earnings grew to 37 per cent (first to third quarter of 2006: 34 per cent).

Significant gains were also registered in the *Corporate Customers* segment, whose earnings before tax rose on the comparable period by 48 per cent to € 518 million. In addition to increased operating business – net interest income rose by 32 per cent to € 570 million, and net commission income by 33 per cent to € 310 million – a reduction of provisioning for impairment losses by 20 per cent due to some write-backs also contributed to the improvement. The cost/income ratio was nearly unchanged at 34.5 per cent. Other operating profit also increased by € 12 million due to more business in operating leasing. The return on equity improved by 1.2 percentage points to 32.9 per cent, which was the best ratio achieved in any segment. Business volume (based on risk assets) increased year-on-year by 37 per cent, with new business in the CIS up more than 50 per cent.

At € 124 million, earnings in the *Treasury* segment remained below the year-earlier level (minus 13 per cent). That was caused by higher general administrative expenses on largely constant operating income. While increases of earnings from operating business were achieved, the constancy of operating income resulted from a one-off positive remeasurement last year, which stemmed from a foreign exchange position taken in connection with Impexbank.

Continuous growth of balance sheet total

Raiffeisen International registered significant growth of its balance sheet total. At the end of September, the consolidated balance sheet total stood at € 67.5 billion and was thus up by 21 per cent compared with the end of 2006 (€ 55.9 billion). Growth in the third quarter came to just under 8 per cent, the highest rate of this year's first three quarters.

The increase on the asset side was driven by lending growth. *Loans and advances to customers* rose from the beginning of the year by almost 30 per cent to € 45.4 billion on the reference date. Adjusted for impairment loss provisioning, they thus account for 66 per cent of the balance sheet total. Significant growth was registered in all regions. The loan portfolio increased the most in both absolute and relative terms in the Group units of the CIS, with a plus of 36 per cent, or € 3.6 billion. On the liability side, customer deposits rose by about 12 per cent. Increasing to € 37.2 billion, customer deposits grew most significantly in Southeastern Europe, by 15 per cent, or € 1.7 billion. The remaining funding was accomplished primarily by borrowing from international commercial banks. The balance sheet item *deposits from banks* rose by 43 per cent to € 19.8 billion, with the RZB Group accounting for 54 per cent.

Initial consolidations and exchange rate movements had no effects worth mentioning on the balance sheet total in the first three quarters of 2007. Together, they amounted to under one per cent of growth.

Details of the income statement

Operating earnings increased again in the third quarter compared with the preceding quarters, and the Group again achieved the best result in its history. The third quarter was 15 per cent, or € 59 million, above the second quarter of 2007. *Quarterly operating profit* of € 452 million was even € 116 million above the third quarter of 2006.

Altogether, *operating profit* came to € 1,200 million in the first three quarters of 2007 and thus grew by 37 per cent on the same period last year. Changes in the scope of consolidation had a negative impact of € 10 million.

Operating income increased to € 2,738 million in the first nine months of 2007, which represents a plus on the comparable period of 2006 of 35 per cent, or € 704 million. *Net interest income*, the most important income component, rose by € 453 million to € 1,704 million. Compared with last year, interest margins were constant in Central Europe and down slightly in Southeastern Europe, while significant increases were achieved in the CIS. *Net commission income* likewise shows significant growth by 35 per cent, or € 234 million. It reached € 895 million by September 2007, with the increase driven by consistently higher income from fees and commissions for nearly all bank products. The increase of *trading profit* was less significant, with growth on 2006 of 8 per cent, or € 9 million, to € 121 million.

General administrative expenses rose in the first three quarters of 2007 by 33 per cent to € 1,538 million and hence somewhat less than operating income. The cost/income ratio came to 56.2 per cent, thus improving by 2.9 percentage points on the end of 2006 and by 0.7 percentage points on the comparable period of 2006. The share of general administrative expenses attributable to *staff expenses* increased by 1 percentage point to 49 per cent, which is due to higher staff costs in certain countries and an increase in the average number of employees by 14 per°cent to 54,679.

Operating profit of Raiffeisen International in period comparison

in € mn	***1/1-30/9/07***	***Change***	***1/1-30/9/06***	***1/1-30/9/05***
Net interest income	*1,704*	*36.2%*	*1,251*	*841*
Net commission income	*895*	*35.4%*	*661*	*431*
Trading profit	*121*	*8.0%*	*112*	*48*
Other operating income	*18*	*82.9%*	*10*	*(4)*
Operating income	***2,738***	***34.6%***	***2,034***	***1,317***
Staff expenses	*(759)*	*36.4%*	*(557)*	*(371)*
Other operating expenses	*(617)*	*30.2%*	*(473)*	*(328)*
Depreciation/amortization/write-downs	*(162)*	*28.1%*	*(126)*	*(84)*
General administrative expenses	***(1,538)***	***33.0%***	***(1,156)***	***(783)***
Operating profit	***1,200***	***36.8%***	***877***	***534***

Operating income

Net interest income, the most important income component, grew by 36 per cent from € 1,251 million to € 1,704 million. This increase was substantially higher than that of the average balance sheet total, which grew by 28 per cent. Changes in the scope of consolidation decreased net interest income by € 14 million. Net interest income in the Retail Customers segment increased the most on the comparable period of 2006, by € 285 million, or 38 per cent, to € 1,028 million. Group units in the CIS raised their net interest income the most compared with the other regional segments, with a plus of 47 per cent. The increase amounted to 34 per cent in Central Europe, and 28 per cent in Southeastern Europe. The interest margin improved slightly, by 5 basis points on the comparable period to 3.78 per cent. Compared with the first half of 2007, however, interest margins rose in all regions.

Net commission income also developed positively in the first nine months compared with 2006, growing by 35 per cent, or € 234 million, to € 895 million. Changes in the scope of consolidation accounted for € 45 million of that. In relative terms, the increase is due in roughly equal parts to the Retail Customers segment (plus 36 per cent to € 572 million) and the Corporate Customers segment (plus 33 per cent to € 310 million).

In regional terms, Southeastern Europe showed the strongest income growth, with a plus of 47 per cent to € 274 million. Growth in Central Europe was also significant at 38 per cent to € 342 million. Increases were achieved in all areas, and the largest earnings contribution again came from payment transfer business (plus 32 per cent to € 383 million). At € 259 million, foreign exchange and notes and coins business contributed 29 per cent more to net commission income.

Structure of operating income



Net commission income 33% (+/-0 PP)
Trading profit 4% (-1 PP)
Others 1% (+1 PP)
Net interest income 62% (+/-0 PP)

The 8 per cent increase of *trading profit* was below the growth rates of the other operating earnings components. This item grew by € 9 million to € 121 million. A one-off positive remeasurement from last year (from a foreign exchange position taken in connection with Impexbank) was the main reason for the decrease of earnings from *currency-based business* by € 34 million to € 43 million. On the other hand, earnings from *interest-based business* rose significantly, by € 15 million to € 21 million, although valuations of some securities – especially in Russia – declined in the third quarter. However, higher earnings were achieved than last year particularly in Central Europe.

Other operating income amounted to € 18 million and was thus € 8 million higher than last year. On the one hand, income from operating leasing rose significantly, by 47 per cent to € 15 million. On the other, this increase is due to consolidation effects, including the initial inclusion of asset management companies in Slovakia, Hungary, and Croatia. That was necessary because internal materiality limits were exceeded, and it yielded gains on the release of negative goodwill from the initial consolidation of € 15 million (last year: € 7 million). Higher tax expenses not dependent on income and higher allocations to provisions had a negative impact of € 11 million overall on the item other operating income.

General administrative expenses

General administrative expenses grew on the comparable period last year by 33 per cent, or € 382 million, to € 1,538 million. Just under € 40 million of that is due to changes in the scope of consolidation. The organic increase of general administrative expenses amounted to 29 per cent, or € 342 million. Despite this significant growth, operating expenses rose at a lower percentage rate than operating income. Consequently, the cost/income ratio improved by 0.7 percentage points to 56.2 per cent. It decreased by 2.9 percentage points compared with the end of 2006. A much smaller improvement may be expected for the full year 2007, since general administrative expenses are usually higher in the fourth quarter.

Staff expenses, which accounted for almost half of general administrative expenses, grew year-on-year by 36 per cent, or € 203 million, to € 759 million. Changes in the scope of consolidation accounted for € 23 million of that. Significant increases of about 40 per cent each were registered in Central Europe and the CIS. The strongest rise of the salary level occurred in the CIS.

The average number of employees in the first three quarters of 2007 came to 54,679, which was about 14 per cent, or 6,675 persons, higher than in the comparable period of 2006. The difference was largely due to the initial consolidation of Impexbank in the second quarter of 2006.

Structure of general administrative expenses


Other administrative expenses 40% (-1 PP)
Depreciation, amortisation and writedowns 11% (+/-0 PP)
Staff expenses 49% (+1 PP)

Other administrative expenses rose by 30 per cent, or € 143 million, to € 617 million and hence by significantly less than staff expenses. About 10 per cent of the increase is due to changes in the scope of consolidation. Expenses went up the most in Central Europe, with a plus of almost 40 per cent, while growing by only about a quarter in Southeastern Europe. The most important expense component is the cost of premises at € 160 million (20 per cent increase). In relative terms, the largest increases were those of advertising expenses in support of market presence at plus 44 per cent to € 75 million and of IT expenses at just under 30 per cent to € 82 million.

On balance, the number of business outlets increased by 175 in the period to September. That includes 3 outlets from the initial consolidation of three asset management companies, which brings the total number to 3,023. The official opening of the 3,000th outlet took place in the Russian city of Tyumen recently. Most of the new outlets were opened in Southeastern Europe (233), while the number of branches in the CIS declined by 79 due to network optimization measures, particularly concerning the outlets of Raiffeisen Bank Aval.

Depreciation/amortization/write-downs of tangible and intangible fixed assets rose by 28 per cent, or € 36 million, to € 162 million. Capital investments in tangible and intangible fixed assets (excluding operating leasing) amounted to € 373 million in the first nine months, of which intangible assets accounted for about 20 per cent. About 40 per cent of the acquisitions concerned replacement investments. Most of the rest may be attributed to system improvements and expansion of business outlets according to plan.

Consolidated profit

Compared with the same period last year, *provisioning for impairment losses* rose by 6 per cent, or € 13 million, to € 242 million. Altogether, almost 60 per cent, or € 139 million, of that was formed in the CIS, mainly due to strong loan growth in this region. At 23 per cent, the CIS showed by far the highest risk/earnings ratio of all the regional segments, with more than half of the provisions being portfolio-based. Actual losses (i.e. loans written off as non-recoverable) in this region stood at € 14 million by September 2007. The other two regions registered significantly lower risk/earnings ratios of 12 per cent for Central Europe and 7 per cent for Southeastern Europe, which is also due to write-backs of previously formed provisions.

The *risk/earnings ratio* amounted to 14.2 per cent overall. About 70 per cent of all provisions were formed for Retail Customers, and the rest in the Corporate Customers segment. The latter also benefited from write-backs of certain relatively large provisions for impairment losses.

The figure of minus € 5 million stated in the table below for other net remeasurements is primarily composed of the following factors: Market turbulence in the third quarter led to remeasurement losses for derivative financial instruments amounting to € 17 million, which are used to reduce interest rate risk. There were a further €10 million of losses due to the remeasurement of other current financial assets. These two valuation results represent purely accounting losses which will be largely compensated through profits in the coming years. Finally, the sale of two fully consolidated project companies

in Hungary yielded a gain on deconsolidation totaling € 25 million. That concerned Hungarian energy production company SINESCO Energiaszolgáltató Kft., Budapest, which was sold at the end of March 2007 resulting in a gain for the Group of € 12 million. In addition, a real estate project, Arena Corner Ingatlanfejlesztő Kft., Budapest, was sold in July 2007. The deconsolidation effect amounted to € 13 million.

Consolidated profit of Raiffeisen International in period comparison

in € mn	***1/1-30/9/07***	***Change***	***1/1-30/9/06****	***1/1-30/9/05***
Operating profit	***1,200***	***36.8%***	***877***	***534***
Provisions for impairment losses	*(242)*	*5.6%*	*(229)*	*(120)*
Other net remeasurements	*(5)*	*–*	*3*	*2*
Profit before tax	***953***	***46.5%***	***651***	***416***
Income tax	*(217)*	*53.5%*	*(141)*	*(24)*
Profit after tax	***737***	***44.6%***	***509***	***392***
Minority interests in profit	*(111)*	*54.0%*	*(72)*	*(17)*
Consolidated profit	***626***	***43.1%***	***437***	***376***

* *Excluding one-off effect of selling the minority stake in Bank TuranAlem*

Income tax rose by 54 per cent, or € 76 million, to € 217 million, which is a somewhat higher increase than that of earnings before tax by 47 per cent. At 22.7 per cent, the tax ratio was higher than in the comparable period last year, when it stood at 21.7 per cent. The effective tax rate is the highest in the CIS segment at over 25 per cent, while only averaging about 14 per cent in Southeastern Europe.

This yields an increase of *profit after tax* by 45 per cent to € 737 million, of which *minority interests in profit* are to be subtracted. Those concern the minority shareholders who own stakes in various Group units. Altogether, they are entitled to € 111 million of profit achieved in the period to September 2007.

Consolidated profit allocable to Raiffeisen International shareholders increased by 43 per cent, or € 188 million. It amounted to € 626 million, of which about € 10 million is due to changes in the scope of consolidation. Dividing profit by the average number of shares outstanding yields earnings per share for the first three quarters of 2007 of € 4.40 (plus € 0.62).

Balance sheet development

Raiffeisen International's balance sheet total increased in the year to date by about 21 per cent, or € 11.6 billion, to € 67.5 billion. Its growth compared with the end of last year is due almost entirely to organic development, while currency effects had a negligible influence.

The segment reports show that the region of Central Europe still has the largest share of Group assets at 41 per cent, or € 27.5 billion. The figure in the comparable period of 2006 was 42 per cent. The share attributable to the CIS rose from 24 per cent to 27 per cent. In absolute terms, the CIS share amounted to € 18.6 billion. Assets in the region of Southeastern Europe grew to € 21.5 billion, but their share decreased from 34 per cent to 32 per cent.

Structure of assets


Other assets 9% (-3 PP)
Securities 10% (-2 PP)
Loans and advances to customers 66% (+5 PP)
Loans and advances to banks 15% (+/-0 PP)

Assets

There were only slight shifts among balance sheet assets compared with the end of 2006. Growth of the balance sheet total was again mainly driven on the asset side by *loans and advances to customers*, which increased by about 30 per cent, or € 10.3 billion, to € 45.4 billion. The share of total assets attributable to customer loans rose by 5 percentage points to 66 per cent. With a plus of 36 per cent, or € 3.6 billion, the CIS showed the largest increase in both relative and absolute terms. The loan portfolio grew by 23 per cent, or € 3.8 billion, in Central Europe, and by 28 per cent, or € 2.7 billion, in Southeastern Europe.

Loans and advances to banks rose by 24 per cent, or just under € 2.0 billion, to € 10.2 billion. This increase is mainly the result of deposits at central banks, especially in Romania and Slovakia. The share of total assets remained unchanged compared with the end of last year at 15 per cent.

The share of total assets attributable to securities fell by 2 percentage points to 10 per cent, with varying development of the components. While securities held to maturity declined by 10 per cent, and securities held for trading purposes by 6 per cent, other current financial assets rose by about 83 per cent, or € 0.8 billion.

The share of total assets attributable to other assets declined by 3 percentage points compared with the end of 2006 to 9 per cent, which is due particularly to reduced cash on hand.

Liabilities

At the end of the period under review, the Group's liabilities and own funds showed only slight structural changes compared with the end of 2006. With a share of 55 per cent, *deposits from customers* continued to dominate this side of the balance sheet. *Deposits from banks* accounted for about 29 per cent of the balance sheet total. The rest is attributable to own funds (10 per cent) and other liabilities (6 per cent).

Structure of liabilities


Own funds
10% (-1 PP)
Other liabilities
6% (+1 PP)
Deposits
from customers
55% (-4 PP)
Deposits
from banks
29% (+4 PP)

Compared with the end of 2006, *deposits from customers* rose by about 12 per cent to just under € 37.2 billion. At € 1.8 billion, the increase in Central Europe was the greatest. Deposits from customers in Southeastern Europe and the CIS grew by 15 per cent and 10 per cent, respectively. Time deposits from business customers and private individuals increased the most in Southeastern Europe, with a plus of 20 per cent.

Deposits from banks grew from the beginning of the year by 43 per cent to € 19.8 billion on the reference date. RZB's share of funding through banks stood at 54 per cent at the end of September 2007.

The share of the balance sheet total attributable to *own funds,* consisting of equity and subordinated capital, declined from the beginning of the year by 1 percentage point to 10 per cent on the reference date. The increase by € 849 million is mainly due to the current year's profit. Subordinated capital included in own funds increased by 14 per cent, or € 193 million, because of new issues at individual network banks.

Equity on the balance sheet and regulatory capital

Equity shown on Raiffeisen International's balance sheet rose from the end of 2006 by 14 per cent, or € 656 million, to € 5,225 million on the reference date. Set against the increase of equity, which resulted from the current year's profit of € 737 million and capital contributions from minority shareholders in various Group units of € 51 million, is a profit distribution of € 130 million. In June 2007, the annual general meeting of Raiffeisen International approved a dividend payout of € 0.71 per share, which comes to a total of € 101 million. Minority shareholders of Group units account for the remaining profit distributions. The net effect of the exchange rate movements of certain CEE currencies, which were partly hedged (capital hedge), amounted to about € 6 million.

Shortly after the end of the third quarter, 11,897,500 new shares were issued at a price of € 104.0 per share in the context of a capital increase on 3 October 2007. The total placement thus amounted to € 1,237 million. This measure raised subscribed capital by 8.3 per cent from € 435 million to € 472 million.

Raiffeisen International is not a banking group in its own right within the meaning of the *Austrian Banking Act (BWG)* and is therefore not itself, as a consolidated group, subject to the requirements of that statute. The following consolidated figures have been calculated according to the provisions of the BWG and enter into the accounts of the RZB banking group. They are provided here for information purposes only.

Regulatory own funds rose by € 139 million to € 4,652 million. That does not take into account the reporting year's current profit because of statutory regulations in effect in Austria. Core capital (Tier 1) fell slightly, by € 7 million to € 3,698 million, due to exchange rate movements. Own funds also include eligible subordinated capital (Tier 2), which amounted to € 933 million (plus € 125 million) as of 30 September 2007. Eligible short-term subordinated capital (Tier 3) increased by about € 20 million to € 44 million. Set against own funds is a regulatory own funds requirement of € 3,849 million, which represents excess cover of about 21 per cent.

Risk management

A bank's ability to capture and measure risks comprehensively and to monitor and manage them in real time is a decisive competitive factor. To ensure the Group's long-term success and permit selective growth in the relevant markets, Raiffeisen International's risk management and risk controlling activities aim to ensure careful handling and professional management of credit, country, market, liquidity, and operational risks.

Raiffeisen International is exposed to all those types of risks in the framework of its business activity and in connection with the launch and subsequent establishment of financial products and services. The CEE region is distinguished by strong economic growth compared with established markets, but that may also be associated with higher volatility. At the time when this report was produced, Raiffeisen International knew of no risks of unusual extent.

Outlook and targets unchanged

We expect our corporate customer business to make the largest contribution to overall profit again in 2007. We intend to intensify the focus on the mid-market segment this year. The focus within the fast developing retail division will be on further expansion of our network of branch offices, the development of alternative distribution channels and the accelerated sale of asset management and insurance products.

For 2007 we target a consolidated profit of at least € 750 million.

For the period to 2009, we target annual growth of our balance sheet total by at least 20 per cent. The largest increases should continue to come from the CIS despite the absence of Raiffeisenbank Ukraine.

For the year 2009, we have set ourselves the goal to achieve a return on equity (ROE) before tax of more than 25 per cent, a cost/income ratio of below 58 per cent and a risk/earnings ratio of about 15 per cent.

Segment Reports

Classification of segments

Raiffeisen International classifies its business primarily according to customer groups:

- Corporate Customers
- Retail Customers
- Treasury
- Participations and Other

Our secondary classification of segments for reporting is made according to regional aspects. The location of the respective business outlets is the criterion of segment assignment:

- ***Central Europe*** (CE)
  Czech Republic, Hungary, Poland, Slovakia, and Slovenia
- ***Southeastern Europe*** (SEE)
  Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Kosovo, Romania, and Serbia
- ***Commonwealth of Independent States*** (CIS)
  Belarus, Kazakhstan, Russia, and Ukraine

You will find a detailed description of the individual segments beginning on page 31. The figures stated are derived from the financial statements prepared according to the *International Financial Reporting Standards* (IFRS) underlying the consolidated financial statements. Divergences from locally published data are possible. Employees from the head office are added proportionately in the staff figures presented below.

Southeastern Europe continues to make highest earnings contribution

As in the preceding quarter, the Southeastern Europe segment registered by far the largest increase in profit before tax, with a plus of almost 70 per cent, or € 143 million, to € 348 million. This is due to further improvement of cost efficiency in the region and low new allocations to provisions for impairment losses.

The Group also achieved a significant increase of earnings before tax in Central Europe by 50 per cent, or € 116 million, to € 347 million. In the CIS, earnings before tax grew by 21 per cent, or € 45 million, to € 259 million, excluding the one-off effect of selling a minority stake in *Bank TuranAlem* in the third quarter of 2006.

The region of Southeastern Europe contributed the most to profit before tax, with a share of 37 per cent. Central Europe was the second-largest source of earnings at 36 per cent. The CIS accounted for 27 per cent of earnings.

The shares of balance sheet assets attributable to the individual segments remained nearly unchanged in comparison with September 2006. Central Europe continued to dominate with a 41 per cent share of Group assets. That region was followed by Southeastern Europe with 32 per cent, and the CIS with 27 per cent.

Segment shares of profit before tax (compared with 1/1-30/9/2006)*


CIS
27% (-6 PP)
Central Europe
36% (+1 PP)
Southeastern Europe
37% (+5 PP)

Segment shares of assets (compared with 30/9/2006)


CIS
27% (-1 PP)
Central Europe
41% (+2 PP)
Southeastern Europe
32% (-1 PP)

* Excluding one-off effect from the sale of the minority stake in Bank TuranAlem

Central Europe

in € mn	1/1-30/9/07	1/1-30/9/06	Change
Net interest income	582	436	33.7%
Provisions for impairment losses	(69)	(64)	7.6%
Net interest income after provisioning	**513**	**371**	**38.2%**
Net commission income	342	247	38.2%
Trading profit	47	11	310.2%
Net income (loss) from financial investments	(9)	(1)	–
General administrative expenses	(577)	(415)	39.1%
Other operating profit	6	17	(65.7)%
Gain on deconsolidations	25	–	–
Profit before tax	**347**	**231**	**49.9%**
Share of profit before tax	36.3%	30.7%	5.6 PP
Total assets*	27,459	19,709	39.3%
Risk-weighted assets (including market risk)*	19,905	15,260	30.4%
Average number of staff	11,911	9,935	19.9%
Business outlets*	534	439	21.6%
Cost/income ratio	59.1%	58.6%	0.4 PP
Average equity	1,874	1,346	39.2%
Return on equity (before tax)	**24.7%**	**22.9%**	**1.8 PP**

* Reference date value as of 30 September

Earnings in Central Europe grew significantly in the first three quarters of 2007. The region registered a considerable increase of *profit before tax*, with a plus on the comparable period last year of € 116 million, or 50 per cent. That also included two special effects. First, the initial consolidation of asset management units in Slovakia and Hungary yielded income of € 9 million. Second, gains on deconsolidation achieved by selling 100 per cent of the shares in *SINESCO Energiaszolgáltató Kft.*, Budapest, and by selling *Arena Corner Kft.*, Budapest, added up to € 25 million.

The *return on equity* before tax for Central Europe improved slightly, by 1.8 percentage points to 24.7 per cent, partly due to the special effects.

Group assets allocable to the region rose year-on-year by 39 per cent, or € 7.8 billion, to € 27.5 billion. The volume increase was thus somewhat higher than *net interest income*, which grew by 34 per cent to € 582 million. The *net interest margin* fell slightly on the comparable period by 6 basis points to 3.12 per cent.

Provisioning for impairment losses rose only moderately by 8 per cent to € 69 million. The increase is due to new allocations to portfolio-based provisioning at some Group units in the region. However, a write-back of provisioning for impairment losses in Slovenia also became possible. The risk/earnings ratio thus improved on the comparable period by 2.9 percentage points to 11.9 per cent in the period under review.

Net commission income rose by € 95 million to € 342 million. The growth was based on constantly increasing transaction volumes and reached € 109 million in the area of payment transfers and € 130 million in foreign currency business, especially at the Group's Hungarian and Slovakian units. Inclusion of the asset management units brought an increase of € 10 million in management fees.

Trading profit in Central Europe came to € 47 million. The increase by € 36 million was mainly due to an improved result on interest-based transactions (thanks to higher interest rates in some CE countries) and to income from currency-based transactions.

General administrative expenses allocable to Central Europe rose on the comparable period last year by 39 per cent, or € 162 million, to € 577 million. That is attributable to the higher number of employees, the inclusion of Czech eBanka in the fourth quarter, and the implementation of various IT projects. Despite this increase, the cost/income ratio *improved* slightly to 59.1 per cent. The average number of employees climbed by 20 per cent to 11,911, and the number of business outlets by 22 per cent, or 95 outlets, to 534, to which eBanka contributed 61. The integration of eBanka is proceeding on schedule and is to be concluded by the end of 2008.

Southeastern Europe

in € mn	1/1-30/9/07	1/1-30/9/06	Change
Net interest income	513	402	27.8%
Provisions for impairment losses	(34)	(66)	(47.8)%
Net interest income after provisioning	**479**	**336**	**42.5%**
Net commission income	274	186	46.8%
Trading profit	32	35	(6.6)%
Net income (loss) from financial investments	(1)	2	–
General administrative expenses	(461)	(359)	28.5%
Other operating profit	24	5	359.8%
Profit before tax	**348**	**205**	**69.5%**
Share of profit before tax	36.5%	27.3%	9.2 PP
Total assets*	21,490	16,566	29.7%
Risk-weighted assets (including market risk)*	14,442	11,814	22.3%
Average number of staff	14,641	12,403	18.0%
Business outlets*	892	661	34.9%
Cost/income ratio	54.6%	57.1%	(2.5) PP
Average equity	1,380	1,020	35.3%
Return on equity (before tax)	**33.6%**	**26.8%**	**6.8 PP**

* Reference date value as of 30 September

The region of Southeastern Europe registered very strong earnings growth in the first three quarters of 2007. *Profit before tax* rose by 70 per cent to € 348 million thanks to a favorable market environment and the good market positioning of Group units in this region. The *return on equity before tax* also improved significantly from 26.8 per cent in the comparable period to 33.6 per cent.

Net interest income grew by 28 per cent, or € 111 million, to € 513 million. While balance sheet assets rose by 30 per cent, the net interest margin in the region declined on the comparable period by 14 basis points to 3.42 per cent.

Provisioning for impairment losses developed positively. Despite increased business volumes, the provisioning needed was 48 per cent, or € 32 million, lower than in the comparable period last year and therefore decreased to € 34 million. A reduction of provisioning was even possible at some Group units in the region thanks to a solid customer base. That was accompanied by a substantial decrease of the risk/earnings ratio from 16.3 per cent to 6.7 per cent.

Net commission income grew from € 186 million to € 274 million, with the largest increases achieved in Romania and Serbia. The most important earnings sources were the payment transfer business at € 116 million and the foreign exchange and notes and coins business at € 60 million.

The region of Southeastern Europe achieved a *trading profit* of € 32 million. The result is based largely on currency-related business and is 7 per cent below the figure in the comparable period.

Development of *general administrative expenses*, which rose by 29 per cent to € 461 million, continued to be shaped by expansion of the business outlet network (increase by 35 per cent from 661 to 892 outlets). That led to increases of depreciation for capital investments in branches (plus 28 per cent) and other administrative expenses (plus 27 per cent). The average number of employees grew by 2,238 to 14,641, with staff expenses rising by 29 per cent. The cost/income ratio improved significantly by 2.5 percentage points to 54.6 per cent.

The inclusion of two new Group units in the region, asset management company *Raiffeisen Invest d.o.o.* in Croatia and *Raiffeisen Insurance Broker EOOD* in Bulgaria, yielded income from initial consolidation totaling € 6 million. *Other operating profit*, which increased from € 5 million to € 24 million, continued to benefit from higher income in the region's operating leasing business.

Commonwealth of Independent States

in € mn	**1/1-30/9/07**	**1/1-30/9/06****	**Change**
Net interest income	*608*	*414*	*47.1%*
Provisions for impairment losses	*(139)*	*(99)*	*39.5%*
Net interest income after provisioning	**470**	**314**	**49.5%**
Net commission income	*280*	*227*	*23.1%*
Trading profit	*41*	*66*	*(37.1)%*
Net income (loss) from financial investments	*0*	*(3)*	–
General administrative expenses	*(500)*	*(383)*	*30.5%*
Other operating profit	*(34)*	*(7)*	*411.3%*
Income from disposal of group assets	*3*	–	–
Profit before tax	**259**	**214**	**20.9%**
Share of profit before tax	*27.1%*	*32.9%*	*(5.7) PP*
*Total assets**	*18,555*	*14,055*	*32.0%*
*Risk-weighted assets (including market risk)**	*13,770*	*11,840*	*16.3%*
Average number of staff	*28,127*	*25,655*	*9.6%*
*Business outlets**	*1,597*	*1,677*	*(4.8)%*
Cost/income ratio	*54.5%*	*54.9%*	*(0.4) PP*
Average equity	*1,293*	*910*	*42.2%*
Return on equity (before tax)	**26.7%**	**31.4%**	**(4.7) PP**

** Reference date value as of 30 September* *** Excluding one-off effect from the sale of the minority stake in Bank TuranAlem*

Profit before tax in the CIS increased in the first three quarters of 2007 by 21 per cent, or € 45 million, on the comparable period to € 259 million despite the deconsolidation of Raiffeisenbank Ukraine last year. The return on equity declined by 4.7 percentage points to 26.7 per cent because of a significantly higher equity base (plus 57 per cent) and absence of the not very capital-intensive Raiffeisenbank Ukraine. The region's earnings contribution fell from 33 per cent to 27 per cent due in part to a relatively high new allocation to portfolio-based provisioning. It should be noted in regard to operating profit development that Impexbank was only included for five months in the comparable period.

Net interest income increased by 47 per cent, or € 194 million, to € 608 million. The region's net interest income was the highest of all segments and developed more dynamically than balance sheet assets, which rose by € 4.5 billion to € 18.6 billion. As a result, the net interest margin improved by 15 basis points on the comparable period to 4.92 per cent.

Provisioning for impairment losses increased from € 99 million to € 139 million. The increase of 40 per cent is a result of strong business expansion in both the Retail Customers and Corporate Customers segments and is largely attributable to the two Group units in Russia. The share of portfolio-based provisioning in the CIS increased to 62 per cent. The risk/earnings ratio was 22.8 per cent, and the coverage ratio (provisioning to non-performing loans) remained high at about 164 per cent.

Net commission income increased by € 53 million to € 280 million. The most important product areas for net commission income were the payment transfer business at € 160 million and the foreign exchange and notes and coins business, which contributed a further € 70 million.

Trading profit fell from € 66 million to € 41 million. Earnings from interest-based transactions of € 7 million declined on the comparable period. At the same time, earnings from currency-based business decreased. That is largely due to a foreign exchange position taken in connection with the acquisition of Impexbank, which led to a one-off positive remeasurement in 2006.

Like operating income, *general administrative expenses* of € 500 million were also significantly above the comparable period last year, with a plus of 31 per cent, or € 117 million. That is due to increased staff expenses, which in Russia accounted for somewhat more than 50 per cent of all general administrative expenses, but is also a result of the consolidation of Impexbank in the second quarter of 2006. At the same time, other administrative expenses and depreciation for capital investments in branches continued to be the lowest of the three segments.

The region's cost/income ratio fell by 0.4 percentage points to 54.5 per cent despite the ongoing transformation of Raiffeisen Bank Aval and Impexbank. The average number of employees grew due to acquisitions by 2,472 to 28,127, and the region thus showed by far the most employees among Raiffeisen International segments.

Consolidated Financial Statements

(Interim report as of 30 September 2007)

Income statement

in € mn	Notes	1/1 – 30/9 2007	1/1 – 30/9 2006	Change
Interest income		3,232.7	2,283.8	41.5%
Interest expenses		(1,528.9)	(1,033.1)	48.0%
Net interest income	(2)	**1,703.8**	**1,250.7**	**36.2%**
Provisioning for impairment losses	(3)	(242.1)	(229.3)	5.6%
Net interest income after provisioning		**1,461.7**	**1,021.4**	**43.1%**
Commission income		1,053.3	787.4	33.8%
Commission expense		(158.3)	(126.5)	25.2%
Net commission income	(4)	**895.0**	**660.9**	**35.4%**
Trading profit	(5)	120.8	111.9	8.0%
Net income from financial investments and current financial assets	(6)	(10.1)	99.1	-
General administrative expenses	(7)	(1,537.7)	(1,156.4)	33.0%
Other operating profit/loss	(8)	(3.7)	15.7	-
Income from disposal of group assets	(8)	27.4	-	-
Profit before tax		**953.4**	**752.6**	**26.7%**
Income taxes		(216.8)	(141.2)	53.5%
Profit after tax		**736.6**	**611.3**	**20.5%**
Minority interests		(110.9)	(72.0)	54.0%
Consolidated profit		**625.7**	**539.3**	**16.0%**

in €	1/1 – 30/9 2007	1/1 – 30/9 2006	Change
Earnings per share	**4.40**	**3.78**	**0.62**

Earnings per share are obtained by dividing consolidated profit by the average number of common shares outstanding. As of 30 September 2007, the number of common shares outstanding was 142.3 million compared with 142.6 million as of 30 September 2006.

There were no conversion or option rights outstanding, so undiluted earnings per share are equal to diluted earnings per share.

Profit development

Quarterly results

in € mn	Q4/2006	Q1/2007	Q2/2007	Q3/2007
Net interest income	513.1	505.0	573.8	625.0
Provisioning for impairment losses	(79.6)	(75.9)	(77.3)	(88.8)
Net interest income after provisioning	**433.6**	**429.1**	**496.4**	**536.2**
Net commission income	272.4	275.1	297.2	322.8
Trading profit	63.0	35.6	43.7	41.4
Net income from financial investments and current financial assets	4.1	0.8	(8.0)	(2.9)
General administrative expense	(537.3)	(476.5)	(526.2)	(535.0)
Other operating profit/loss	(15.2)	14.3	10.8	(28.8)
Income from disposal of group assets	506.6	14.1	0.2	13.1
Profit before tax	**727.0**	**292.5**	**314.1**	**346.8**
Income taxes	(64.0)	(61.7)	(67.9)	(87.2)
Profit after tax	**663.0**	**230.8**	**246.3**	**259.6**
Minority interests	(20.2)	(38.2)	(37.4)	(35.3)
Consolidated profit	**642.8**	**192.6**	**208.8**	**224.3**

in € mn	Q4/2005	Q1/2006	Q2/2006	Q3/2006
Net interest income	361.0	378.2	411.6	460.9
Provisioning for impairment losses	(47.7)	(55.4)	(69.6)	(104.3)
Net interest income after provisioning	**313.2**	**322.8**	**342.0**	**356.6**
Net commission income	175.5	185.0	230.6	245.4
Trading profit	52.7	29.9	41.4	40.5
Net income from financial investments and current financial assets	6.2	(1.9)	0.2	100.8
General administrative expense	(379.7)	(347.5)	(396.6)	(412.2)
Other operating profit/loss	(15.7)	5.7	9.6	0.4
Profit before tax	**152.1**	**193.9**	**227.2**	**331.5**
Income taxes	(27.5)	(42.4)	(45.1)	(53.7)
Profit after tax	**124.7**	**151.5**	**182.1**	**277.8**
Minority interests	(21.4)	(27.2)	(17.1)	(27.7)
Consolidated profit	**103.3**	**124.2**	**165.0**	**250.1**

Balance sheet

Assets in € mn	Notes	30/9 2007	31/12 2006	Change
Cash reserve		3,019	4,064	(25.7)%
Loans and advances to banks	(9)	10,165	8,202	23.9%
Loans and advances to customers	(10)	45,368	35,043	29.5%
Impairment losses on loans and advances	(11)	(1,038)	(872)	19.0%
Trading assets	(12)	2,537	2,684	(5.5)%
Other current financial assets	(13)	1,821	995	83.0%
Financial investments	(14)	2,537	2,787	(9.0)%
Intangible fixed assets	(15)	1,157	1,221	(5.2)%
Tangible fixed assets	(16)	1,053	1,056	(0.2)%
Other assets	(17)	884	688	28.5%
Total assets		**67,503**	**55,867**	**20.8%**

Equity and liabilities in € mn	Notes	30/9 2007	31/12 2006	Change
Deposits from banks	(18)	19,770	13,814	43.1%
Deposits from customers	(19)	37,170	33,156	12.1%
Liabilities evidenced by paper	(20)	1,995	1,422	40.3%
Provisions for liabilities and charges	(21)	282	218	29.8%
Trading liabilities	(22)	424	486	(12.8)%
Other liabilities	(23)	1,028	766	34.3%
Subordinated capital	(24)	1,609	1,416	13.6%
Equity	(25)	5,225	4,590	13.9%
Consolidated equity		3,851	2,804	37.4%
Consolidated profit		626	1,182	(47.1)%
Minority interests		749	604	24.0%
Total equity and liabilities		**67,503**	**55,867**	**20.8%**

Statement of changes in equity

in € mn	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit	Minority interests	Total
Equity as of 1/1/2007	**434**	**1,390**	**980**	**1,182**	**604**	**4,590**
Capital increases	1	(1)	-	-	51	51
Transferred to retained earnings	-	-	1,081	(1,081)	-	-
Dividend payments	-	-	-	(101)	(29)	(130)
Profit after tax	-	-	-	626	111	737
Exchange differences	-	-	(80)	-	(2)	(82)
Capital hedge		-	76	-	-	76
Own shares/share incentive program	(2)	(16)	-	-	-	(17)
Other changes	-	-	(12)	-	14	2
Equity as of 30/9/2007	**433**	**1,373**	**2,045**	**626**	**749**	**5,225**

in € mn	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit	Minority interests	Total
Equity as of 1/1/2006	**434**	**1,396**	**589**	**382**	**475**	**3,276**
Capital increases	-	-	-	-	74	74
Transferred to retained earnings	-	-	318	(318)	-	-
Dividend payments	-	-	-	(64)	(30)	(94)
Profit after tax	-	-	-	539	72	611
Exchange differences	-	-	(71)	-	(9)	(80)
Capital hedge	-	-	83	-	-	83
Own shares/share incentive program	(1)	(8)	-	-		(9)
Other changes	-	-	(26)	-	(12)	(38)
Equity as of 30/9/2006	**433**	**1,388**	**893**	**539**	**571**	**3,824**

As agreed in the Annual General Meeting on 5 June 2007, the total nominal share capital of *Raiffeisen International Bank-Holding AG* was increased from € 434.5 mn by € 0.9 mn to € 435. 4 mn by transformation of restricted capital reserves into ordinary shares.

Cash flow statement

in € mn	1/1 – 30/9 2007	1/1 – 30/9 2006
Cash and cash equivalents at the end of the previous period	**4,064**	**2,908**
Net cash from operating activities	*(1,312)*	*(129)*
Net cash from investing activities	*122*	*(331)*
Net cash from financing activities	*165*	*676*
Effect of exchange rate changes	*(21)*	*40*
Cash and cash equivalents at the end of period	**3,019**	**3,164**

Notes

Accounting and valuation principles

The consolidated financial statements of Raiffeisen International are prepared in conformity with the *International Financial Reporting Standards* (*IFRS*) published by the *International Accounting Standards Board* (*IASB*) and the international accounting standards adopted by the EU including the applicable interpretations by the *International Financial Reporting Interpretations Committee* (*IFRIC*). The unaudited interim report as of 30 September 2007 is prepared in conformity with IAS 34. In the interim reporting, exactly the same accounting and valuation principles and consolidation methods are applied as in the preparation of the 2006 consolidated financial statements.

IFRS 7 (Disclosure requirements related to financial instruments) is effective for annual periods beginning on or after 1 January 2007. IFRS supersedes IAS 30 (Disclosures in the financial statements of banks and similar financial institutions) and IAS 32 (Financial instruments: Presentation) regarding disclosure requirements. The changes mainly concern the separate disclosure of valuation categories. In this interim report, valuation categories are disclosed separately.

Balance sheet relating to valuation categories

Assets in € mn	30/9 2007	31/12 2006	Change
Cash reserve	**3,019**	**4,064**	**(25.7)%**
Trading assets	**2,606**	**2,719**	**(4.2)%**
Positive fair values of derivative financial instruments	475	349	36.1%
Shares and other variable-yield securities	68	27	152.7%
Bonds, notes and other fixed-interest securities	2,029	2,285	(11.2)%
Loans held for trading	34	59	(42.1)%
Financial assets at fair value through profit or loss	**1,821**	**995**	**83.0%**
Shares and other variable-yield securities	75	40	86.7%
Bonds, notes and other fixed-interest securities	1,746	955	82.9%
Available-for-sale financial assets	**19**	**8**	**121.3%**
Other interests	19	8	121.3%
Loans and advances to banks	**55,263**	**42,960**	**28.6%**
Loans and advances to banks	10,165	8,202	23.9%
Loans and advances to customers	45,321	34,978	29.6%
Other non-derivative financial assets	815	652	25.0%
Impairment losses on loans and advances	(1,038)	(872)	19.0%
Held-to-maturity investments	**2,501**	**2,784**	**(10.2)%**
Bonds, notes and other fixed-interest securities	2,453	2,719	(9.8)%
Purchased loans	47	65	(26.9)%
Other assets	**2,275**	**2,336**	**(2.6)%**
Total assets	**67,503**	**55,867**	**20.8%**

Equity and liabilities in € mn	***30/9 2007***	***31/12 2006***	***Change***
Deposits from central banks	***171***	***107***	***59.5%***
Trading liabilities	***514***	***506***	***1.6%***
Negative fair values of derivative financial instruments	*482*	*384*	*25.5%*
Call/time deposits for trading purposes	*32*	*122*	*(74.3)%*
Liabilities	***61,311***	***50,447***	***21.5%***
Deposits from banks	*19,599*	*13,708*	*43.0%*
Deposits from customers	*37,170*	*33,156*	*12.1%*
Liabilities evidenced by paper	*1,994*	*1,422*	*40.3%*
Subordinated capital	*1,609*	*1,416*	*13.6%*
Other non-derivative financial liabilities	*938*	*745*	*25.9%*
Provisions for liabilities and charges	***282***	***218***	***29.8%***
Equity	***5,225***	***4,590***	***13.9%***
Total equity and liabilities	***67,503***	***55,867***	***20.8%***

Changes in consolidated group

	Fully consolidated		***Equity method***	
Number of units	***30/9/2007***	***31/12/2006***	***30/9/2007***	***31/12/2006***
As of beginning of period	*105*	*65*	*3*	*3*
Included for the first time in the financial period	*22*	*45*	–	–
Excluded in the financial period	*(6)*	*(4)*	–	–
Merged in the financial period	*(2)*	*(1)*	–	–
As of end of period	***119***	***105***	***3***	***3***

Included units

As of 1 January 2007, the following three fund management companies were included in the consolidated financial statements for the first time: *Tatra Asset Management sprav.spol., a.s.*, Bratislava, *Raiffeisen Invest d.o.o.*, Zagreb, *Raiffeisen Investment Fund Management Zrt.*, Budapest.

Furthermore, three insurance broker serving network companies and external customers were consolidated for the first time: *Raiffeisen Insurance Agency Sp.z.o.o*, Warsaw, and *Raiffeisen Biztosításközvetítö Kft.*, Budapest, as of 1 January 2007 and *Raiffeisen Insurance and* Reinsurance Broker *S.R.L*, Bucharest, as of 1 April 2007.

As of 1 March 2007, *Perseus Property, s.r.o.*, Prague, a real estate leasing company, and *Raiffeisen Equipment Leasing Company Limited by Shares*, Budapest, engaged in equipment leasing, were integrated for the first time. Two Hungarian real estate project leasing companies, *SCT Krautland Ingatlanforgalmazó Kft.*, Budapest, and *SCT Milfav Ingatlanfejlesztö és Ingatlanhasznosito Kft.*, Budapest, the holding company – *Negyedik Vagyonkezelö Kft.*, Erd – as well as two real estate leasing companies, *"K-SPV" d.o.o.*, Mostar, and *Real Estate 1 doo*, Belgrade, were included for the first time as of 1 May 2007.

ROOF Russia S.A. was founded in connection with a securitization of car receivables and therefore consolidated for the first time as of 1 May 2007. As of 1 June 2007, the following companies were included for the first time: *Harmadik Vagyonkezelö Kft.*,Erd, another asset management company in Hungary as well as three leasing companies – *RLRE Carina Property, s.r.o.*, Prague, *RLP Csórsz u. Kft*, Budapest, and *SCTS Szentendre Kft.*, Budapest.

In the third quarter 2007, the following leasing companies headquartered in Prague were firstly integrated. Hera Property, s.r.o., Themis Property, s.r.o. and Sirius Property, s.r.o., companies operating in the real estate leasing business were included as of 1 August 2007. Raiffeisen Insurance Broker EOOD, Sofia, a further insurance broker company, was integrated as of 1 September 2007.

Excluded units

In the first quarter 2007, *Raiffeisen Lízing Zrt.*, Budapest, sold its 100 per cent share in *SINESCO Kft.*, Budapest. The company was excluded as of 1 March 2007; the result of deconsolidation amounted to € 11.5 mn. Due to the fact that *Raiffeisen Non-Government Pension Fund*, Moscow, became immaterial, the company was excluded from the consolidated group as of 1 January 2007, resulting in a profit of € 2.7 mn.

Moreover, in the second quarter 2007, two subsidiaries of *Raiffeisen-Leasing Real Estate, s.r.o.*, Prague – *RLRE & EUBE OC - TERRONIC I., s.r.o., Prague,* and *RLRE Taurus Property, s.r.o.*, Prague, – were sold; a Hungarian leasing company – *SPC Vagyonkezelö Kft.*, Budapest – was excluded because business ended.

In the third quarter 2007, Raiffeisen Financial Services Company Zrt., Budapest, sold its shares in Arena Corner Kft., Budapest. The company was excluded as of 1 July 2007 and the resulting profit amounted to € 13.1 mn.

Mergers

In the second quarter of 2007, a Hungarian leasing company –*Második Ingatlan Vagyonkezelö Kft.*, Budapest – was merged into *Raiffeisen Financial Services Company Zrt.*, Budapest. A further merger took place in the third quarter 2007: RLRE Omega Property, s.r.o., Prague, was merged into Sirius Property, s.r.o., Prague as of 1 August 2007.

Notes to the income statement

(1) Segment reporting

Raiffeisen International primarily divides its business according to the following customer and proprietary business segments:

- Corporate Customers
- Retail Customers
- Treasury
- Participations and other

The *Corporate Customers* segment encompasses business with local and international medium-sized enterprises and key accounts. Retail Customers comprises private individuals and small and medium-sized enterprises whose annual revenues generally do not exceed € 5 million. The *Treasury* segment includes the Treasury department's proprietary trading as well as investment banking activities, which are only carried out by a few group units. Besides non-banking business, the *Participations and other* segment also encompasses the management of equity participations. In addition, this segment covers other cross-segment activities, including especially those in the parent company *Raiffeisen International Bank-Holding AG.*

Secondary segment reporting shows earnings components and portfolio figures by regional aspects. The basis for the classification is the location of the head office of the respective business outlets.

- Central Europe (CE)
  Czech Republic, Hungary, Poland, Slovakia, and Slovenia
- Southeastern Europe (SEE)
  Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Kosovo, Romania, and Serbia
- Commonwealth of Independent States (CIS)
  Belarus, Kazakhstan, Russia and Ukraine

(1a) Segment reporting by business segment

1/1 – 30/9/2007 in € mn	Corporate customers	Retail customers	Treasury	Participations and other	Total
Net interest income	570.0	1,027.7	85.1	20.9	1,703.8
Provisioning for impairment losses	(72.4)	(170.9)	0.0	1.2	(242.1)
Net interest income after provisioning	**497.6**	**856.8**	**85.1**	**22.2**	**1.461.7**
Net commission income	309.5	572.3	11.3	1.9	895.0
Trading profit/loss	6.4	3.3	115.8	(4.7)	120.8
Net income from financial investments and current financial assets	(0.1)	(0.1)	(9.5)	(0.4)	(10.1)
General administrative expenses	(311.1)	(1,081.0)	(58.5)	(87.1)	(1,537.7)
Other operating profit/loss	15.7	3.1	(19.9)	(2.6)	(3.7)
Income from disposal of group assets	-	-	-	27.4	27.4
Profit before tax	**517.9**	**354.4**	**124.3**	**(43.2)**	**953.4**
Risk-weighted assets, incl. market risk	22,269	16,834	5,005	4,010	48,117
Own funds requirement	1,781	1,347	400	321	3,849
Average number of staff	8,061	43,759	1,238	1,621	54,679
Cost/income ratio	34.5%	67.2%	27.6%	-	56.2%
Average equity	2,097	1,546	553	351	4,548
Return on Equity before tax	**32.9%**	**30.6%**	**30.0%**	**-**	**28.0%**

1/1 – 30/9/2006 in € mn	Corporate customers	Retail customers	Treasury	Participations and other	Total
Net interest income	433.0	742.6	70.7	4.4	1,250.7
Provisioning for impairment losses	(90.2)	(138.1)	0.0	(1.1)	(229.3)
Net interest income after provisioning	**342.8**	**604.6**	**70.7**	**3.3**	**1,021.4**
Net commission income	232.3	422.5	(2.2)	8.3	660.9
Trading profit/loss	1.6	1.9	118.7	(10.2)	111.9
Net income from financial investments and current financial assets	(0.3)	-	(4.2)	103.6	99.1
General administrative expense	(230.4)	(813.5)	(45.0)	(67.5)	(1,156.4)
Other operating profit/loss	4.1	4.1	5.1	2.4	15.7
Profit before tax	**350.1**	**219.4**	**143.1**	**40.0**	**752.6**
Risk-weighted assets, incl. market risk	16,166	13,342	7,784	1,622	38,914
Own funds requirement	1,293	1,067	623	130	3,113
Average number of staff	7,250	37,983	1,026	1,734	47,993
Cost/income ratio	34.3%	69.5%	24.1%	-	56.9%
Average equity	1.472	1.053	577	174	3.276
Return on Equity before tax	**31,7%**	**27,8%**	**33,1%**	**30,7%**	**30,6%**

(1b) Segment reporting by region

1/1 – 30/9/2007 in € mn	CE	SEE	CIS	Total
Net interest income	582.4	513.2	608.2	1,703.8
Provisioning for impairment losses	(69.2)	(34.2)	(138.7)	(242.1)
Net interest income after provisioning	**513.2**	**479.0**	**469.5**	**1,461.7**
Net commission income	341.7	273.5	279.7	895.0
Trading profit	47.0	32.5	41.3	120.8
Net income from financial investments and current financial assets	(9.1)	(0.6)	(0.4)	(10.1)
General administrative expenses	(576.8)	(460.8)	(500.1)	(1,537.7)
Other operating profit/loss	5.8	24.5	(34.0)	(3.7)
Income from disposal of group assets	24.7	-	2.7	27.4
Profit before tax	**346.5**	**348.1**	**258.8**	**953.4**
Total assets	27,459	21,490	18,555	67,503
Risk-weighted assets, incl. market risk	19,905	14,442	13,770	48,117
Own funds requirement	1,592	1,155	1,102	3,849
Average number of staff	11,911	14,641	28,127	54,679
Cost/income ratio	59.1%	54.6%	54.5%	56.2%
Average equity	1,874	1,380	1,293	4,548
Return on Equity before tax	**24.7%**	**33.6%**	**26.7%**	**28.0%**

1/1 – 30/9/2006 in € mn	CE	SEE	CIS	Total
Net interest income	435.6	401.6	413.5	1,250.7
Provisioning for impairment losses	(64.3)	(65.6)	(99.4)	(229.3)
Net interest income after provisioning	**371.3**	**336.0**	**314.1**	**1,021.4**
Net commission income	247.3	186.3	227.3	660.9
Trading profit	11.4	34.8	65.7	111.9
Net income from financial investments and current financial assets	(1.1)	1.5	98.7	99.1
General administrative expense	(414.7)	(358.5)	(383.2)	(1,156.4)
Other operating profit/loss	17.0	5.3	(6.7)	15.7
Profit before tax	**231.2**	**205.4**	**315.9**	**752.6**
Total assets	19,709	16,566	14,055	50,329
Risk-weighted assets, incl. market risk	15,260	11,814	11,840	38,914
Own funds requirement	1,221	945	947	3,113
Average number of staff	9,935	12,403	25,655	47,993
Cost/income ratio	58.6%	57.1%	54.9%	56.9%
Average equity	1.346	1.020	910	3,276
Return on Equity before tax	**22,9%**	**26,8%**	**46,3%**	**30.6%**

(2) Net interest income

in € mn	1/1 – 30/9 2007	1/1 – 30/9 2006
Interest income	**3,227.5**	**2,277.3**
from loans and advances to banks	346.8	283.1
from loans and advances to customers	2,513.3	1,704.1
from current financial assets	59.9	34.5
from financial investments	111.1	112.4
from leasing claims	163.5	115.9
from derivative financial instruments (non-trading), net	32.9	27.2
Current income from shareholdings	**1.5**	**2.7**
Interest-like income	**3.8**	**3.8**
Interest and interest-like income, total	**3,232.7**	**2,283.8**
Interest expenses	**(1,524.1)**	**(1,030.3)**
on deposits from banks	(540.2)	(380.7)
on deposits from customers	(850.3)	(579.3)
on liabilities evidenced by paper	(69.2)	(37.4)
on subordinated capital	(64.3)	(32.9)
Interest-like expenses	**(4.9)**	**(2.8)**
Interest and interest-like expenses, total	**(1,528.9)**	**(1,033.1)**
Net interest income	**1,703.8**	**1,250.7**

(3) Provisioning for impairment losses

in € mn	1/1 – 30/9 2007	1/1 – 30/9 2006
Individual loan loss provisions	**(115.8)**	**(147.7)**
Allocation to provisions for impairment losses	(322.2)	(316.8)
Release of provisions for impairment losses	226.1	192.2
Direct write-downs	(38.6)	(31.8)
Income received on written-down claims	18.9	8.7
Portfolio-based loan loss provisions	**(126.9)**	**(82.2)**
Allocation to provisions for impairment losses	(212.6)	(113.6)
Release of provisions for impairment losses	85.7	31.4
Gains from the sale of loans	**0.5**	**0.6**
Total	**(242.1)**	**(229.3)**

(4) Net commission income

in € mn	1/1 – 30/9 2007	1/1 – 30/9 2006
Payment transfer business	383.1	290.6
Loan administration and guarantee business	105.0	80.7
Securities business	48.9	28.2
Foreign currency and precious metals business	259.0	201.6
Other banking services	98.9	59.9
Total	**895.0**	**660.9**

(5) Trading profit

in € mn	1/1 – 30/9 2007	1/1 – 30/9 2006
Interest-based transactions	21.0	6.1
Currency-based transactions	86.9	101.1
Equity-/index-based transactions	7.8	4.2
Other transactions	4.9	0.5
Total	**120.8**	**111.9**

(6) Income from financial investments and current financial assets

in € mn	1/1 – 30/9 2007	1/1 – 30/9 2006
Net income from financial investments	**0.0**	**103.4**
Net valuations of financial investments and equity participations	(0.2)	(0.1)
Net proceeds from sales of financial investments and equity participations	0.2	103.5
Net income from other current financial assets	**(10.0)**	**(4.3)**
Net valuations of other current financial assets	(10.1)	(5.7)
Net proceeds from sales of other current financial assets	0.1	1.4
Total	**(10.1)**	**99.1**

(7) General administrative expenses

in € mn	1/1 – 30/9 2007	1/1 – 30/9 2006
Staff expenses	(759.5)	(556.7)
Other administrative expenses	(616.5)	(473.5)
Depreciation on intangible and tangible fixed assets	(161.7)	(126.2)
Total	**(1,537.7)**	**(1,156.4)**

(8) Other operating profit

in € mn	1/1 – 30/9 2007	1/1 – 30/9 2006
Sales revenues from non-banking activities	48.2	32.1
Expenses arising from non-banking activities	(30.3)	(28.2)
Net result from additional leasing services	(0.7)	0.8
Net result from real estate	2.2	4.6
Net result from operating lease	15.1	10.2
Net result from hedge accounting	(0.4)	2.5
Net result from other derivative instruments	(21.8)	3.1
Net proceeds from disposal of tangible and intangible fixed assets	(0.5)	(0.3)
Other taxes	(32.0)	(27.6)
Income from release of negative goodwill	15.1	7.0
Net expense from allocation and release of other provisions	(8.9)	(1.9)
Sundry operating income	34.7	24.9
Sundry operating expenses	(24.4)	(11.4)
Total	**(3.7)**	**15.7**

The *income from disposal of group assets* amounting to € 27.4 mn consists mainly of the income resulting from the sale of *SINESCO Kft.* (€ 11.5 mn) and of Arena Corner Kft. (€ 13.1 mn) as well as the effect of excluding the *Raiffeisen Non-Government Pension Fund* from the consolidated group, which accounted for € 2.7 mn.

Notes to the balance sheet

(9) Loans and advances to banks

in € mn	30/9/2007	31/12/2006
Giro and clearing business	1,151	1,571
Money market business	5,655	5,332
Loans to banks	3,346	1,241
Purchased loans	2	45
Leasing claims	2	1
Claims evidenced by paper	9	13
Total	**10,165**	**8,202**

(10) Loans and advances to customers

in € mn	30/9/2007	31/12/2006
Credit business	26,667	17,615
Money market business	3,646	7,089
Mortgage loans	11,185	7,382
Purchased loans	832	633
Leasing claims	3,032	2,307
Claims evidenced by paper	6	17
Total	**45,368**	**35,043**

(11) Impairment losses on loans and advances

in € mn	As of 1/1/2007	Change in consolidated group	Allocation*	Release	Usage**	Transfers, Exchange differences	As of 30/9/2007
Individual loan loss provisions	**618**	**-**	**342**	**(226)**	**(48)**	**(7)**	**678**
Loans and advances to customers	574	-	309	(202)	(48)	(7)	627
CE	226	-	135	(90)	(16)	3	257
SEE	152	-	74	(63)	(18)	-	145
CIS	194	-	96	(47)	(14)	(10)	219
Other	2	-	4	(1)	-	-	5
Off-balance sheet obligations	44	-	32	(25)	-	-	52
Portfolio-based provisions	**304**	**-**	**213**	**(86)**	**-**	**(9)**	**422**
Loans and advances to customers	298	-	205	(82)	-	(9)	411
Off-balance sheet obligations	6	-	8	(3)	-	-	11
Total	**922**	**-**	**554**	**(312)**	**(48)**	**(16)**	**1,100**

* Allocation including direct write-downs and income from written-down claims
** Usage including direct write-downs and income from written-down claims

The following table gives an overview of the credit exposure and its impairments:

30/9/2007 in € mn	Total gross carrying amount	Individual loan loss provisions	Portfolio-based provisions	Total net carrying amount	Individually impaired assets
Banks	10,165	-	-	10,165	-
Sovereigns	976	1	-	975	37
Corporate customers - large	23,820	256	144	23,420	1,329
Corporate customers - small business	4,244	119	17	4,109	242
Retail customers - private individuals	13,758	172	234	13,352	301
Retail customers - small and medium-sized entities	2,437	79	17	2,342	173
Other	133	-	-	133	-
Total	**55,533**	**627**	**411**	**54,496**	**2,082**

31/12/2006 in € mn	Total gross carrying amount	Individual loan loss provisions	Portfolio-based provisions	Total net carrying amount	Individually impaired assets
Banks	8,202	-	-	8,202	-
Sovereigns	870	-	-	870	1
Corporate customers – large	18,019	273	102	17,644	1,326
Corporate customers – small business	3,658	90	11	3,557	190
Retail customers – private individuals	10,299	130	178	9,991	150
Retail customers – small and medium-sized entities	2,114	81	7	2,026	152
Other	82	-	-	82	-
Total	**43,245**	**574**	**298**	**42,373**	**1,819**

(12) Trading assets

in € mn	30/9/2007	31/12/2006
Bonds, notes and other fixed-interest securities	2,025	2,285
Shares and other variable-yield securities	67	25
Positive fair values of derivative financial instruments	407	313
Loans held for trading	34	59
Pledged securities ready to be sold/repledged by transferee	4	2
Total	**2,537**	**2,684**

(13) Other current financial assets

in € mn	30/9/2007	31/12/2006
Bonds, notes and other fixed-interest securities	1,746	955
Shares and other variable-yield securities	58	35
Pledged securities ready to be sold/repledged by transferee	17	5
Total	**1,821**	**995**

(14) Financial investments

in € mn	30/9/2007	31/12/2006
Bonds, notes and other fixed-interest securities	2,453	2,719
Equity participations	84	68
Total	**2,537**	**2,787**

(15) Intangible fixed assets

in € mn	30/9/2007	31/12/2006
Goodwill	784	839
Software	172	166
Other intangible fixed assets	201	216
Total	**1,157**	**1,221**

(16) Tangible fixed assets

in € mn	30/9/2007	31/12/2006
Land and buildings used by the Group for own purposes	486	487
Other land and buildings (investment property)	17	13
Office furniture and equipment as well as other tangible fixed assets	404	451
Leased assets (operating lease)	146	105
Total	**1,053**	**1,056**

(17) Other assets

in € mn	30/9/2007	31/12/2006
Tax assets	89	95
Receivables arising from non-banking activities	104	48
Prepayments and other deferrals	294	243
Positive fair values of derivatives in fair value hedges (IAS 39)	4	6
Positive fair values of banking book derivatives without hedge-accounting	64	30
Any other business	329	266
Total	**884**	**688**

(18) Deposits from banks

in € mn	30/9/2007	31/12/2006
Giro and clearing business	872	981
Money market business	8,505	5,565
Long-term loans	10,393	7,268
Total	**19,770**	**13,814**

(19) Deposits from customers

in € mn	30/9/2007	31/12/2006
Sight deposits	15,569	14,519
Time deposits	20,345	17,309
Savings deposits	1,256	1,328
Total	**37,170**	**33,156**

(20) Liabilities evidenced by paper

in € mn	30/9/2007	31/12/2006
Bonds and notes issued	1,349	843
Money market instruments issued	-	61
Other liabilities evidenced by paper	646	518
Total	**1,995**	**1,422**

(21) Provisions for liabilities and charges

in € mn	30/9/2007	31/12/2006
Taxes	89	61
Contingent liabilities and commitments	62	50
Pending legal issues	40	34
Overdue vacation	22	21
Restructuring	-	3
Others	69	50
Total	**282**	**218**

(22) Trading liabilities

in € mn	30/9/2007	31/12/2006
Negative fair values of derivative financial instruments	393	364
Liabilities from trading activities	31	122
Total	**424**	**486**

(23) Other liabilities

in € mn	30/9/2007	31/12/2006
Liabilities arising from non-banking business	82	79
Accruals and deferred items	224	133
Negative fair values of derivatives in fair value hedges (IAS 39)	2	1
Negative fair values of bankbook derivatives without hedge-accounting	88	20
Any other business	632	533
Total	**1,028**	**766**

(24) Subordinated capital

in € mn	30/9/2007	31/12/2006
Subordinated liabilities	1,007	821
Supplementary capital	602	595
Total	**1,609**	**1,416**

(25) Equity and minorities

in € mn	30/9/2007	31/12/2006
Consolidated equity	3,851	2,804
Subscribed capital	433	434
Capital reserves	1,373	1,390
Retained earnings	2,045	980
Consolidated profit	626	1,182
Minority interests	749	604
Total	**5,225**	**4,590**

Additional notes

(26) Contingent liabilities and commitments

in € mn	30/9/2007	31/12/2006
Contingent liabilities	4,493	3,676
Commitments	11,677	9,361

(27) Related parties

Transactions with related parties who are natural persons are limited to banking business transactions which are carried out at fair market conditions. Moreover, members of the Managing Board hold shares of Raiffeisen International Bank-Holding AG. This information is published on the homepage of Raiffeisen International.

Further business transactions, especially large banking business transactions with related parties who are natural persons were not concluded in the reporting period.

Transactions with related companies, especially relations to the parent company Raiffeisen Zentralbank Österreich AG, Vienna, as majority shareholder are shown in the tables below:

30/9/2007 in € mn	Parent companies	Companies with significant influence	Affiliated companies	Companies valued at-equity	Other interests
Loans and advances to banks	3,249	30	8	-	20
Loans and advances to customers	-	-	162	-	13
Trading assets	14	-	2	-	-
Other current financial assets	-	-	-	5	-
Equity participations	-	-	41	25	19
Other assets	30	-	1	-	1
Deposits from banks	9,371	41	1,288	19	24
Deposits from customers	2	-	35	2	10
Liabilities evidenced by paper	36	-	-	-	-
Provisions for liabilities and charges	6	-	1	-	-
Trading liabilities	22	-	-	1	-
Other liabilities	69	-	2	-	-
Subordinated capital	868	-	510	-	-
Guarantees given	417	-	6	10	-

31/12/2006 in € mn	Parent companies	Companies with significant influence	Affiliated companies	Companies valued at-equity	Other interests
Loans and advances to banks	1,974	4	13	-	1
Loans and advances to customers	-	-	145	-	-
Trading assets	16	-	1	-	11
Other current financial assets	-	-	-	5	-
Equity participations	-	-	35	25	8
Other assets	24	-	2	-	1
Deposits from banks	6,515	76	337	16	15
Deposits from customers	-	-	112	1	4
Liabilities evidenced by paper	14	-	-	-	-
Provisions for liabilities and charges	-	-	1	-	-
Trading liabilities	12	-	-	1	-
Other liabilities	27	-	31	-	-
Subordinated capital	748	-	503	-	-
Guarantees given	227	-	-	-	-

(28) Regulatory own funds

As a subsidiary of Raiffeisen Zentralbank Österreich AG, Raiffeisen International Bank-Holding AG does not have its own banking group as defined by the Austrian Banking Act (BWG). Therefore, it is not itself subject to the relevant regulatory requirements. However, the following figures are accounted for within the scope of RZB Banking Group. They are provided here for information purposes only.

The own funds of Raiffeisen International according to the Austrian Banking Act 1993 (*Bankwesengesetz* 1993 - BWG), as amended, are comprised of as follows:

in € mn	30/9/2007	31/12/2006
Tier 1 capital (core capital)	3,698	3,705
Tier 2 capital (additional own funds)	933	808
Less interests in banks and financial institutions	(23)	(24)
Eligible own funds	**4,608**	**4,489**
Tier 3 capital (short-term subordinated own funds)	44	24
Total own funds	**4,652**	**4,513**
Total own funds requirement	**3,849**	**3,284**
Excess own funds	**803**	**1,229**
Excess cover ratio	20.9%	37.4%
Core capital ratio (Tier 1), banking book	8.3%	9.8%
Core capital ratio (Tier 1), including market risk	7.7%	9.0%
Own funds ratio	9.7%	11.0%

The total own funds requirement is as follows:

in € mn	***30/9/2007***	***31/12/2006***
Risk-weighted basis of assessment according to Sec. 22 BWG	*44,702*	*38,002*
of which 8 per cent own funds requirement	*3,576*	*3,040*
Own funds requirement for the trading book according to Sec. 22b (1) BWG	*170*	*137*
Own funds requirement for open currency positions according to Sec. 26 BWG	*103*	*107*
Total own funds requirement	***3,849***	***3,284***

(29) Average number of staff

The average number of staff employed during the reporting period (full-time equivalents) break down as follows:

Full-time equivalents	***1/1 – 30/9 2007***	***1/1 – 30/9 2006***
CE	*11,830*	*9,865*
SEE	*14,572*	*12,352*
CIS	*28,055*	*25,582*
Austria	*222*	*194*
Total	***54,679***	***47,993***

We hereby confirm that the interim financial statements have been prepared in accordance with the applicable accounting standards and to the best of our knowledge fairly represent the consolidated financial condition and profit situation of the companies of the Raiffeisen International Bank-Holding AG group. Furthermore, we confirm that the management report fairly represents the financial condition and profit situation based on the information required for interim reports in compliance with IFRS, adopted pursuant to the Regulation 1606/2002/EG.

The Managing Board

Herbert Stepic   Martin Grüll   Aris Bogdaneris

Rainer Franz   Peter Lennkh   Heinz Wiedner

Financial calendar 2008

27 February	Start of quiet period
27 March	2007 annual report, analyst meeting, conference call
24 April	Start of quiet period
8 May	First-quarter report 2008, conference call
10 June	Annual general meeting
18 June	Ex-dividend date and dividend payment date
24 July	Start of quiet period
7 August	Semi-annual report 2008, conference call
23 October	Start of quiet period
6 November	Third-quarter report 2008, conference call

Publication details

Published by Raiffeisen International Bank-Holding AG, Am Stadtpark 9, 1030 Vienna, Austria
Edited by Investor Relations
Copy deadline: 6 November 2007
Produced in Vienna
Website: www.ri.co.at
This report is also available in German.

Inquiries to Investor Relations
E-mail: investor.relations@ri.co.at
Website: www.ri.co.at → Investor Relations
Phone: +43 (1) 71 707 2089

Inquiries to Public Relations
E-mail: ri-communications@ri.co.at
Website: www.ri.co.at → Public Relations
Phone: +43 (1) 71 707 1504

Disclaimer

Some market participants are inclined to infer claims from statements about expected future development and then assert them in court. The occasionally considerable effects of such action on the company in question and its shareholders have caused many companies to limit their statements about expected future development to the legally required minimum. However, Raiffeisen International does not view its reports only as an obligation, but would also like to use them as an opportunity for open communication. So that we can continue to do that, we emphasize the following: The forecasts, plans, and statements addressing the future are based on knowledge and estimates at the time at which they are drawn up. Like all statements addressing the future, they are subject to risks and uncertainty factors that may ultimately lead to considerable deviations. No guarantees can therefore be provided that the forecasts and targeted values, or the statements addressing the future, will actually materialize. We have exercised utmost diligence in the preparation of this annual report and checked the data contained therein. However, rounding, transmission, printing, and typographical errors cannot be ruled out. The present English version is a translation of the report that the company originally prepared in the German language. The company only recognizes the German version as the authentic version.

This document is not an offer for sale of securities in the United States or any other jurisdiction. Securities of Raiffeisen International have not been registered under the US Securities Act and may not be offered or sold in the United States absent registration or an exemption from registration.

END


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